Exhibit 2.1

ASSET PURCHASE AGREEMENT

among

AV HOMES, INC.

(“Parent”)

BEL AIR ACQUISITION SUB, LLC

(“Buyer”)

BONTERRA BUILDERS, LLC

(“Seller”)

and

Each of the Members of Seller

(“Seller Members”)

Dated as of June 10, 2015

Acquisition of the Business of Bonterra Builders

TABLE OF CONTENTS

ARTICLE I PURCHASE AND SALE OF ASSETS AND ASSUMPTION OF CERTAIN LIABILITIES		1
1.1	Purchased Assets	1
1.2	Excluded Assets	3
1.3	Assumed Liabilities	4
1.4	Excluded Liabilities	5
1.5	Unassignable Contracts and Permits	5
1.6	Taking of Necessary Action; Further Action	6

ARTICLE II PURCHASE PRICE AND CLOSING		7
2.1	Purchase Price	7
2.2	Equity Value; Post-Closing True-Up	7
2.3	Closing Indebtedness	9
2.4	Earn-Out	9
2.5	Holdback	11
2.6	Closing	12

ARTICLE III REPRESENTATIONS AND WARRANTIES OF SELLER AND SELLER MEMBERS		12
3.1	Organization, Standing and Power	12
3.2	Capitalization	13
3.3	No Subsidiaries	13
3.4	Authority; No Conflict; Required Filings and Consents	13
3.5	Financial Statements; Indebtedness	14
3.6	Absence of Certain Changes	15
3.7	No Undisclosed Liabilities	16
3.8	Organizational Documents	16
3.9	Taxes; Unclaimed Property	16
3.10	Properties	17
3.11	Sufficiency of Assets	24
3.12	Intellectual Property	24
3.13	Software and Information Technology	25
3.14	Contracts	26
3.15	Vendors and Suppliers	29
3.16	Insurance	29
3.17	Litigation	29
3.18	Environmental Matters	29
3.19	Employee Benefit Plans	30
3.20	Compliance with Law	32
3.21	Employee and Labor Matters	33
3.22	Related-Party Transactions	34
3.23	Business Collateral	35
3.24	Home Warranty Obligations	35
3.25	Covenants, Conditions and Restrictions	35
3.26	Retail Sales Contracts	35
3.27	Homeowners’ Associations	36
3.28	Disclosure	36

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3.29	No Brokers; Fees	36

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND BUYER		36
4.1	Organization, Standing and Power	37
4.2	Authority; No Conflict; Required Filings and Consents	37
4.3	Litigation	38
4.4	Financing	38
4.5	No Brokers; Fees	38

ARTICLE V CONDUCT OF BUSINESS		38
5.1	Covenants of Seller	38
5.2	Notification of Certain Matters	40
5.3	Access to Information	40

ARTICLE VI ADDITIONAL AGREEMENTS		40
6.1	Preparation of Financial Information	40
6.2	Actions to Close Transaction	40
6.3	Public Disclosure	41
6.4	Exclusivity	41
6.5	Confidentiality	42
6.6	Restrictive Covenants	42
6.7	Employee Matters	45
6.8	Certain Home Warranty Obligations	47
6.9	Substitution of Collateral	48
6.10	Name Change	48
6.11	Home Design Plans	48
6.12	Construction Management	48
6.13	Affiliated Transactions	48
6.14	Consent of Seller Members	49
6.15	Further Assurances	49

ARTICLE VII TAX MATTERS		49
7.1	Property Taxes; Transfer Taxes	49
7.2	1031 Exchange	50
7.3	Income and Franchise Taxes	50

ARTICLE VIII CONDITIONS TO CLOSING		50
8.1	Conditions to Each Party’s Obligation to Closing	50
8.2	Additional Conditions to Obligations of Parent and Buyer	51
8.3	Additional Conditions to Obligation of Seller	55

ARTICLE IX TERMINATION AND AMENDMENT		55
9.1	Termination	55
9.2	Effect of Termination	56
9.3	Termination Fee	56
9.4	Fees and Expenses	56
9.5	Amendment	57
9.6	Extension; Waiver	57

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ARTICLE X INDEMNIFICATION		57
10.1	Indemnification by Seller and Seller Members	57
10.2	Indemnification by Parent	57
10.3	Claims for Indemnification	58
10.4	Survival	59
10.5	Limitations and Other Terms	59
10.6	Allocation of Liability Among Seller Members	60
10.7	Set-Off; First Recourse to Holdback Amount and Earn-Out Payment	61

ARTICLE XI MISCELLANEOUS		61
11.1	Notices	61
11.2	Entire Agreement	63
11.3	No Third-Party Beneficiaries	63
11.4	Assignment	63
11.5	Severability	63
11.6	Counterparts and Signature	63
11.7	Interpretation	63
11.8	Governing Law	64
11.9	Remedies	64
11.10	Submission to Jurisdiction	64
11.11	Seller Disclosure Letter	65
11.12	Waiver of Jury Trial	65

ARTICLE XII DEFINITIONS		65
12.1	Certain Defined Terms	65
12.2	Index of Other Defined Terms	70

SCHEDULES
Schedule A	Seller Members
Schedule 1.1(j)	Assigned Contracts
Schedule 1.2(i)	Defective Home; Replacement Home Property
Schedule 1.2(k)	Specified Excluded Assets
Schedule 1.3(c)	Specified Assumed Liabilities
Schedule 2.4(a)(iv)	Specified Projects
Schedule 2.4(a)(v)	Performance Objectives
Schedule 6.6(b)	Exceptions to Restrictive Covenant
Schedule 6.12	Construction Management Terms
Schedule 7.2	1031 Exchange
Schedule 8.2(f)	Required Consents
Schedule 10.1(e)	Certain Indemnification Matters
Schedule 12.1(dd)	Special Project Assets

EXHIBITS
Exhibit A	Form of Employment Agreement
Exhibit B	Form of ROFO/ROFR Contract Form
Exhibit C	Form of Bill of Sale and Assumption Agreement
Exhibit D	Form of Domain Name Assignment
Exhibit E	Form of Main Office Lease Agreement

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Exhibit F	Form of Construction Office Lease Agreement
Exhibit G-1	Form of Design Center Lease Agreement (D&D)
Exhibit G-2	Form of Design Center Lease Agreement (RDH)
Exhibit H-1	Form of New Takedown Contract: Bonterra Village Phase 1
Exhibit H-2	Form of New Takedown Contract: Bonterra Village Mixed Use
Exhibit H-3	Form of New Takedown Contract: Bonterra Village Phase 2
Exhibit H-4	Form of New Takedown Contract: Quintessa
Exhibit H-5	Form of New Takedown Contract: Steel Gardens
Exhibit H-6	Form of New Takedown Contract: Sugar Magnolia

SELLER DISCLOSURE LETTER

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ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is entered into as of June 10, 2015, among AV Homes, Inc., a Delaware corporation (“Parent”), Bel Air Acquisition Sub, LLC, a North Carolina limited liability company and wholly owned Subsidiary of Parent (“Buyer”), Bonterra Builders, LLC, a North Carolina limited liability company (“Seller”), and each of the members and beneficial owners of Seller, as listed on Schedule A to this Agreement (“Seller Members”).

A. Seller is in the business of land acquisition, residential real property development, homebuilding and home sales (the “Business”).

B. Buyer desires to acquire substantially all of the assets and assume certain specified liabilities of Seller utilized in, related to, or arising from the Business, and Seller desires to transfer such assets and assign such liabilities to Buyer, on the terms and conditions set forth herein.

C. Simultaneous with the execution and delivery of this Agreement, Darren L. Sutton (one of the Seller Members) is entering into a new employment agreement with Parent or one of its Subsidiaries (the “Employment Agreement”), which Employment Agreement is substantially in the form of Exhibit A and effective as of (and conditioned upon the occurrence of) the Closing.

D. Certain capitalized terms used in this Agreement are defined in Section 12.1.

In consideration of the foregoing and the respective representations, warranties, covenants, and agreements set forth herein, the parties agree as follows:

ARTICLE I

PURCHASE AND SALE OF ASSETS AND ASSUMPTION OF CERTAIN LIABILITIES

1.1 Purchased Assets. Subject to and on the terms and conditions contained herein, and in reliance on the representations and warranties contained herein, Seller will sell, transfer, convey, and deliver to Buyer, and Buyer agrees to purchase and accept from Seller at the Closing, all tangible and intangible property and assets of Seller utilized in, related to, or arising from the Business, as the same shall exist on the Closing Date, wherever located, and whether or not reflected in Seller’s books and records (the “Purchased Assets”), other than the Excluded Assets, which Excluded Assets shall not constitute Purchased Assets. Without limiting the generality of the foregoing provisions of this Section 1.1, the Purchased Assets include all of Seller’s right, title, and interest in:

(a) all real estate directly or indirectly owned by Seller, without regard to whether such real property is used solely in the operation or conduct of the Business, including all buildings, structures, installations, fixtures, and other improvements situated thereon and all access, easements, rights of way, alleys, strips or gores adjoining the real estate, air, water, mineral, riparian, development, utility, and other rights, entitlements, and appurtenances of Seller therein or thereunto pertaining, including, all accessions, privileges, and incentives, together with any and all fixtures attached to or used in connection with the ownership, maintenance, or operation of the real estate and improvements located thereon, (collectively, the “Owned Real Property”);

(b) all land acquisition agreements between Seller, as buyer, and any other Person, as seller, including any and all agreements granting Seller a right of first refusal or

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right of first offer with respect to certain real estate (the “Takedown Contracts”), and all other rights, powers, privileges, options, or other benefits associated with, that pertain to, are attributable to, are appurtenant to, apply to, or which otherwise benefit the Business or the Real Property, in each case other than the Terminating Agreements;

(c) all earnest money deposits and other forms of security (whether or not held in escrow), all accounts and notes receivable (including any security interests with respect thereto), and all promotional allowances, rebates, and similar items related to the Business or the Real Property or that otherwise constitute a portion of the Purchased Assets;

(d) all assets relating to Seller’s design centers and model homes; all offering circulars, manuals, advertising and marketing materials and brochures related to the Real Property; all form purchase and sale agreements and documents related thereto with respect to the Real Property; and all project monument, billboard, signage, banners, and related materials;

(e) all utility arrangements, and other agreements, instruments, certificates, or documents including any and all rights and benefits under the Permitted Liens, relating to the ownership, operation, use, and occupancy of the Real Property;

(f) all homes under construction and any other inventory, together with all merchandise, supplies, displays, promotional materials, raw materials, and work-in-process;

(g) all of Seller’s rights to architectural and engineering plans, water and sewer, electrical and building plans, environmental reports, geotechnical reports, and all other plans and specifications, drawings and other similar documents relating to the Housing Units or the Real Property;

(h) all furniture, fixtures, and equipment related to the Business, including construction equipment, motor vehicles, computer and telecommunications hardware and software, and information technology systems;

(i) all Intellectual Property of Seller related to the Business (the “Purchased Intellectual Property”);

(j) all Retail Sales Contracts, all commitments and purchase orders received and accepted by Seller in the Ordinary Course of Business, all contracts related exclusively to the Business entered into by Seller in the Ordinary Course of Business, and any other contracts of Seller related to the Business that are listed on Schedule 1.1(j) (together with the Takedown Contracts, the “Assigned Contracts”);

(k) all Permits related to the Real Property or the Business, including each Permit listed on Section 3.20(b) of the Seller Disclosure Letter (the “Assigned Permits”);

(l) all prepaid utilities, prepaid rents, prepaid development fees and deposits, impact fees, traffic concurrency fees, water and sewer fees, Association fees, shared cost agreement related fees, prepaid costs and expenses, advance payments and other prepayments, security deposits and other deposits, prepaid property Taxes, and other similar assets and amounts related to the Business or the Real Property;

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(m) all customer, supplier, and service-provider lists and similar information related to the Business, all other contact information, mailing lists, and similar files related to the Business, all payroll, personnel and employment records relating to Transferred Employees (including, without limitation, Immigration and Naturalization Service Form 1-9 for each of the Transferred employees), all property records, environmental, soil, species, geological, studies and certificates, surveys, and other books, reports, technical descriptions, databases, information, and Records related to the Business, the Purchased Assets or the Assumed Liabilities (other than the Excluded Records);

(n) all telephone numbers (including cellular telephone numbers), fax numbers, e-mail addresses, postal addresses, and postal boxes related to the Business;

(o) all rights, claims, demands and causes of action against third parties and all rights of Seller under any indemnification, representation, warranty, covenant, contractual rights, or guarantee by any third party related to the Business, the Purchased Assets or the Assumed Liabilities (including any builder, contractor, subcontractor, manufacturer, supplier, or other transferor of any Purchased Asset or any product or service that Seller received, all related rights under any insurance policy or coverage of any such third party, all actions pertaining to the development, construction, design or completion of the Real Property or the common areas, streets, utilities or other subdivision infrastructure), but only to the extent they are for the benefit of, and applicable to, the Real Property or the Business, the Purchased Assets or the Assumed Liabilities;

(p) all claims, causes of action, refunds, rights of recovery, rights of setoff, and rights of recoupment of any kind against third parties relating to the Business, the Purchased Assets or Assumed Liabilities, whether or not asserted before the Closing Date (including awards or proceeds in connection with insurance and any eminent domain taking);

(q) the Special Project Assets, if any, that Buyer elects prior to Closing to include in the Purchased Assets; and

(r) all goodwill related to the Business.

1.2 Excluded Assets. Notwithstanding Section 1.1, the Purchased Assets do not include the following (the “Excluded Assets”):

(a) Seller’s organizational documents, qualifications to conduct business as a foreign entity, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, general ledgers, Tax Returns, seals, minute books, equity transfer books, and similar documents of Seller relating to the organization, maintenance, and existence of Seller as a limited liability company (collectively, the “Excluded Records”);

(b) all cash, cash equivalents, securities, bank accounts, cash accounts, investment accounts, deposit accounts, credit cards, debit cards, and similar items of Seller;

(c) all contracts, agreements, and arrangements that are not Assigned Contracts;

(d) all Employee Benefit Plans, all assets held in relation to Employee Benefit Plans, and any contract, policy, or arrangement relating to Employee Benefit Plans;

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(e) Seller’s insurance policies, including premium adjustments, and prepaid insurance premiums, along with all rights, claims, and causes of action under such policies;

(f) all rights of Seller under this Agreement or any Seller Ancillary Document;

(g) any refunds, credits or other assets or rights with respect to any income Taxes paid by Seller or other Taxes for which Seller is responsible under this Agreement;

(h) any claims against any Person to the extent they relate to Excluded Assets or Excluded Liabilities; and

(i) the real property and Housing Unit described on Schedule 1.2(i)(A) (the “Defective Home”) and the real property parcel described on Schedule 1.2(i)(B) (the “Replacement Home Property”);

(j) the Terminating Agreements;

(k) all assets and contracts listed on Schedule 1.2(k); and

(l) any of the Special Project Assets, unless and to the extent Buyer elects prior to Closing to include them in the Purchased Assets.

1.3 Assumed Liabilities. Subject to and on the terms and conditions contained herein, at the Closing, Buyer shall assume only the following liabilities and obligations of Seller (the “Assumed Liabilities”):

(a) all liabilities and obligations of Seller under the Assigned Contracts, but only to the extent that such liabilities and obligations:

(i) relate to performance to occur after the Closing Date;

(ii) do not arise from or relate to a breach by Seller or any of its Affiliates of any obligations under any provision of any of the Assigned Contracts;

(iii) do not arise from or relate to any event, circumstance, or condition occurring or existing before the Closing Date that, with notice, lapse of time, or both, would constitute or result in either (A) a breach of any obligations under any provision of any Assigned Contract or (B) a breach of any of the representations and warranties set forth in Article III; and

(iv) are not expanded by virtue of the assignment and assumption of such Assigned Contract pursuant to this Agreement as compared to the liabilities and obligations that would have been applicable absent such assignment and assumption.

(b) all trade accounts payable incurred by Seller in the Ordinary Course of Business and included as liabilities on the Closing Statement; and

(c) the liabilities of Seller listed on Schedule 1.3(c).

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1.4 Excluded Liabilities.

(a) Other than the Assumed Liabilities, neither Parent nor Buyer will assume or be liable or obligated for any liability, obligation, or claim of any nature of Seller or its Affiliates, whether matured or unmatured, liquidated or unliquidated, fixed or contingent, known or unknown, or whether arising out of acts or occurrences before, on, or after the date hereof (the “Excluded Liabilities”).

(b) For the avoidance of doubt, neither Parent nor Buyer will assume or be liable for, and Excluded Liabilities will include:

(i) all Home Warranty Obligations of Seller, including Home Warranty Obligations relating to Housing Units closed prior to Closing, except to the extent expressly provided in Section 6.8;

(ii) all obligations or liabilities relating to the acquisition, occupancy, operation, use, or control of the Real Property prior to the Closing, including any obligation or liability arising under Applicable Laws;

(iii) all obligations or liabilities relating to the operation of the Business prior to the Closing, including Seller’s obligation to comply with all Applicable Laws and any litigation, action, suit, administrative proceeding, governmental investigation arising as a result of events occurring or facts and circumstances arising or existing prior to Closing;

(iv) all wages, salaries, bonuses, commissions (except for ordinary course commissions not yet due or payable with respect to Retail Sales Contracts closing after the Closing, as set forth on Section 3.26 of the Seller Disclosure Letter), severance, or other compensation or benefits payable to Seller’s employees relating to periods at or prior to the Closing, whether or not recorded, and any paid time off and vacation benefits not included as liabilities in the calculation of Equity Value or relating to employees who do not become Transferred Employees;

(v) all Taxes of Seller, including those arising out of Seller’s operation of the Business or its ownership of the Purchased Assets prior to the Closing;

(vi) all obligations or liabilities related to the Defective Home, the Replacement Home Property or the Housing Unit to be constructed on the Replacement Home Property;

(vii) all obligations of Seller under this Agreement; and

(viii) any and all obligations to joint venturers, partners or prior holder(s) of interest in the Seller or any of its Affiliates or Subsidiaries (if any).

1.5 Unassignable Contracts and Permits. Notwithstanding anything to the contrary stated in this Agreement, if:

(a) the assignment of any contract or Permit that would otherwise be an Assigned Contract or Assigned Permit (as applicable) without the approval, consent, or waiver of

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another party thereto would violate, conflict with, result in a breach or termination of, or constitute a default or event of default under (or an event that with due notice, lapse of time, or both, would constitute a default or event of default under) the terms of such contract or Permit or any Applicable Law, or result in the creation of any Lien on any Purchased Asset or enable another party to terminate the contract or Permit or impose a penalty or additional payment obligations or accelerate any obligation of Seller or Buyer under the contract or Permit; and

(b) all necessary approvals, consents, and waivers required by the contract or Permit have not been obtained on or before the Closing Date in order to avoid the consequences set forth in Section 1.5(a);

then Buyer shall not be obligated to assume the contract or Permit (and if Buyer does not assume the contract or Permit, such contract or Permit shall not be included in the Assigned Contracts, Assigned Permits or the Purchased Assets at Closing); provided, however that Buyer may, at its sole discretion, elect, by written notice to Seller, to assume the obligations and liabilities of Seller under the contract or Permit (to the extent the same would constitute Assumed Liabilities had such contract been included in the Assigned Contracts or Assigned Permits at the Closing) (but not the contract or Permit itself), in which event:

(i) such obligations and liabilities (but not the contract or Permit itself) shall be included in the Assumed Liabilities, the claims, rights, and benefits of Seller arising under the contract or resulting therefrom (but not the contract or Permit itself) shall be included in the Assigned Contracts or Assigned Permits and transferred to Buyer hereunder, and any payments or other benefits received by Seller therefrom after the Closing shall immediately be transferred by Seller to Buyer;

(ii) after the Closing, Seller and Seller Members shall have the continuing obligation to use their commercially reasonable efforts (at their own expense) to obtain all necessary approvals, consents, and waivers to the assignment or transfer of any such unassigned contracts or Permits, and each of the parties shall promptly execute all documents necessary to complete the transfer of the contract or Permit to Buyer if such approvals, consents, and waivers are obtained (whereupon such contract or Permit shall be included in the Assigned Contracts or Assigned Permits, as applicable, and deemed a Purchased Asset for all purposes hereunder); and

(iii) in addition to and notwithstanding the foregoing, in the event that, notwithstanding Seller’s good faith efforts, Seller is unable to obtain the consent to the assignment of a Takedown Contract, Buyer and Seller agree to reasonably cooperate to facilitate the transfer of the Real Property that is the subject of such Assigned Contract by alternative means, including, without limitation, the acquisition of the Real Property that is the subject of such Assigned Contract by Seller and subsequent or simultaneous conveyance of such Real Property to Buyer.

1.6 Taking of Necessary Action; Further Action. From and after the Closing Date, Seller and Seller Members shall, from time to time, at the request of Parent or Buyer and without further consideration do, execute, acknowledge, and deliver all such further acts, deeds, assignments, transfers, conveyances, powers of attorney, and assurances as may be reasonably required to confirm

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the conveyance and transfer of the Purchased Assets to Buyer and otherwise give effect to the intent of this Agreement.

ARTICLE II

PURCHASE PRICE AND CLOSING

2.1 Purchase Price.

(a) Subject to such further credits, adjustments and prorations as set forth herein, the aggregate purchase price for the Purchased Assets (the “Purchase Price”) is an amount equal to:

(i) the Estimated Equity Value plus $23,250,000 (the “Closing Purchase Price”), as such amount may be adjusted after Closing pursuant to Section 2.2(d); plus

(ii) the Closing Indebtedness; plus

(iii) the Holdback Amount, plus

(iv) any Earn-Out Payments.

(b) At the Closing:

(i) Parent or Buyer will pay in full, on Seller’s behalf, the Closing Indebtedness necessary to cause the release of all Liens on the Purchased Assets, as set forth in payoff letters reasonably acceptable to Buyer; provided, that, Parent may (in its sole discretion) elect to instead assume all or any portion of the Closing Indebtedness;

(ii) Parent or Buyer will pay an amount equal to the Closing Purchase Price to Seller by wire transfer of immediately available funds pursuant to wire instructions provided to Parent at least two Business Days before the Closing Date; and

(iii) The portion of the Purchase Price represented by the Holdback Amount and any Earn-Out Payments will be retained by Parent and Buyer, with any subsequent payments of such amounts to be made pursuant to Section 2.4 or Section 2.5.

2.2 Equity Value; Post-Closing True-Up.

(a) For purposes of this Agreement, “Equity Value” means the total assets of Seller less the total liabilities of Seller (including Indebtedness), in each case to the extent included in the Purchased Assets or Assumed Liabilities and determined in accordance with GAAP, as of immediately prior to the Effective Time. For the avoidance of doubt, and without limiting the foregoing, (i) assets included in the calculation of Equity Value shall include the amount of any vendor or manufacturer rebates earned by Seller prior to the Effective Time but payable to Buyer thereafter and (ii) liabilities included in the calculation

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of Equity Value shall include those items required by this Agreement to be reflected as liabilities, including pursuant to Sections 2.3, 3.26, and 6.7(c) and 6.8(g).

(b) At least three Business Days prior to the Closing Date, Seller will deliver to Parent a certificate (the “Closing Certificate”) signed by the Co-Managers of Seller, certifying on behalf of Seller the accuracy and completeness of an unaudited statement of estimated Equity Value (the “Estimated Closing Statement”), which Estimated Closing Statement shall (i) be prepared in accordance with GAAP (except for the absence of footnotes), (ii) set forth Seller’s good faith estimate of Equity Value, as derived from the Estimated Closing Statement and (iii) specifically itemize all outstanding Indebtedness. If requested by Parent, Seller will provide to Parent copies of all relevant documentation used in the preparation of the Closing Certificate and the Estimated Closing Statement. Seller’s good faith estimate of Equity Value included in the Closing Certificate shall be the “Estimated Equity Value,” unless Parent reasonably objects to such estimate, in which case the Seller and Parent will mutually determine the Estimated Equity Value before Closing.

(c) Within 90 days after the Closing Date, Parent will deliver to Seller an unaudited statement (the “Closing Statement”) setting forth Parent’s determination of Equity Value (“Closing Equity Value”). The Closing Statement shall be prepared in accordance with GAAP (except for the absence of footnotes). If Seller disagrees with the calculation of Closing Equity Value, Seller shall, within 30 days after receipt of the Closing Statement, deliver a notice (an “Objection Notice”) to Parent setting forth Seller’s calculation of Closing Equity Value and the reasons for Seller’s disagreement with Parent’s calculation. If requested by Seller, Parent will provide to Seller copies of all relevant documentation used in its calculation. If Seller does not deliver the Objection Notice to Parent within 30 days after receipt by Seller of the Closing Statement, the Closing Equity Value will be conclusively presumed to be true and correct in all respects and will be final and binding upon the parties. Seller and Parent will use their respective commercially reasonable efforts to resolve any disagreements as to the computation of the Closing Equity Value, but if they do not obtain a final resolution within 30 days after Parent’s receipt of the Objection Notice, then all amounts remaining in dispute may be submitted to the Neutral Auditor; provided, however, to the extent agreed upon by Seller and Parent, the 30-day period set forth in the immediately preceding sentence may be extended. Parent and Seller will direct the Neutral Auditor to render a determination within 45 days of its retention, and Parent and Seller will cooperate with the Neutral Auditor during its engagement. The Neutral Auditor will consider only those items and amounts set forth in the Objection Notice that Parent and Seller are unable to resolve; provided that each of Parent and Seller shall be entitled to make a presentation to the Neutral Auditor regarding the items and amounts that they are unable to resolve and neither Parent nor Seller will meet or communicate separately with the Neutral Auditor. In making its determination, the Neutral Auditor shall (i) be bound by the terms and conditions of this Agreement, including the definition of Equity Value, and (ii) not assign any value with respect to a disputed amount that is greater than the highest value for such amount claimed by either Seller or Parent or that is less than the lowest value for such amount claimed by either Seller or Parent. The determination of the Neutral Auditor will be conclusive and binding upon the parties. Seller shall pay a portion of the fees and expenses of the Neutral Auditor equal to 100% multiplied by a fraction, the numerator of which is the amount of disputed amounts submitted to the Neutral Auditor that are resolved in favor of Parent (that being the difference between the Neutral Auditor’s determination and Seller’s determination) and the denominator of which is the total amount of disputed amounts submitted to the Neutral

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Auditor (that being the sum total by which Parent’s determination and Seller’s determination differ from the determination of the Neutral Auditor). Parent shall pay that portion of the fees and expenses of the Neutral Auditor that Seller is not required to pay under this Section 2.2(c).

(d) Within three Business Days following the final determination of Closing Equity Value, (i) if the Estimated Equity Value is greater than the finally determined Closing Equity Value, Seller shall pay Parent an amount equal to the excess of the Estimated Equity Value over the finally determined Closing Equity Value, or (ii) if the Estimated Equity Value is less than the finally determined Closing Equity Value, Parent shall pay the amount of such difference to Seller. If the Estimated Equity Value equals the finally determined Closing Equity Value, no disbursement will be required. The Purchase Price automatically will be adjusted to reflect any adjustment made pursuant to this Section 2.2(d). The parties intend that any amount payable by Seller hereunder will be paid directly by the Seller, without recourse to the Holdback Amount and, in the event the Seller fails to pay any such amount and the Parent is required to seek recourse against the Holdback Amount, the Seller shall promptly pay such amount to Parent in order to replenish the Holdback Amount. The Seller Members shall be jointly and severally responsible for the timely payment of any amounts due from Seller under this Section 2.2(d).

(e) No interest shall accrue on any amounts payable under Section 2.2(d).

2.3 Closing Indebtedness. The amount of Seller’s Indebtedness as of the Closing is the “Closing Indebtedness” and shall be included as a liability in the calculation of Equity Value. In no event will the Closing Indebtedness exceed an amount that would cause the Closing Purchase Price to be below zero.

2.4 Earn-Out.

(a) For purposes of this Agreement, the following terms have the meanings given them below:

(i) “Achievement Percentage” means, for any Earn-Out Period, the quotient of (A) EBIT for such period divided by (B) the Performance Objective for such period.

(ii) “Earn-Out Payment” means, for any Earn-Out Period, (A) if the Achievement Percentage for such period is at least 0.70, an amount equal to (1) the Target Amount multiplied by (2) such Achievement Percentage; and (B) if the Achievement Percentage is less than 0.70, zero (no Earn-Out Payment shall be made for such period).

(iii) “Earn-Out Period” means each of (A) the 2015 calendar year and (B) the 2016 calendar year.

(iv) “EBIT” means aggregate earnings (excluding interest income) of the specific projects set forth on Schedule 2.4(a)(iv) before deduction of interest expenses and income Taxes, as determined in accordance with GAAP as applied by Buyer.

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(v) “Performance Objective” means, for any Earn-Out Period, the EBIT amount listed for such Earn-Out Period on Schedule 2.4(a)(v).

(vi) “Target Amount” means $3.0 million.

(b) On or before the 90th day following the Closing Date, Seller shall prepare and deliver to Buyer (i) a copy of financial statements of Seller relating to the period from January 1, 2015 to the Closing Date, which financial statements shall be in accordance with GAAP applied in the Ordinary Course of Business, (ii) a report of Seller’s independent public accounting firm confirming that such financial statements were reviewed or audited by it, (iii) a statement of EBIT for the period from January 1, 2015 until the Closing Date, setting forth such calculations in reasonable detail and (iv) a certificate executed each Co-Manager of Seller certifying that such statement of EBIT is true and correct and in accordance with the applicable terms of this Agreement. If requested by Buyer, Seller will provide Buyer with access to its working papers and all other relevant documentation or information used in preparing such financial statements and such statement of EBIT and will reasonably consider any changes to such statement proposed by Buyer (and, if such changes are agreed, shall issue a revised statement of EBIT for such period). The Seller’s calculation of EBIT pursuant to this Section 2.4(b) (as revised pursuant to the foregoing sentence, if applicable, the “Seller’s Pre-Closing EBIT Calculation”) shall be considered by Buyer in its preparation of the Earn-Out Statement for the 2015 calendar year, but shall not be binding upon Parent or Buyer (it being understood that the entire Earn-Out Statement for such period, including the portion of such period prior to the Closing, will be subject to the review and dispute resolution procedures set forth in this Section 2.4).

(c) On or before the 90th day following the end of each Earn-Out Period (an “Earn-Out Payment Date”), Buyer shall prepare and deliver to Seller a statement of the Achievement Percentage for that Earn-Out Period (the “Earn-Out Statement”), setting forth such calculations in reasonable detail. If an Earn-Out Payment is due hereunder in respect of the Earn-Out Period, Buyer shall pay the Earn-Out Payment to Seller by wire transfer of immediately available funds on the Earn-Out Payment Date (except as otherwise provided in Section 10.7(b)).

(d) Within 30 days after delivery of the Earn-Out Statement to Seller (during which period Buyer shall provide access to such working papers and information relating to the preparation of the Earn-Out Statement as may be reasonably requested by Seller), Seller may dispute all or a portion of the Earn-Out Statement by giving written notice (a “Notice of Disagreement”) to Buyer setting forth in reasonable detail the basis for any such dispute. Buyer and Seller shall promptly commence good faith negotiations with a view to resolving all such disputes; provided, that, no Notice of Disagreement may include any objection to the calculation of EBIT for the period from January 1, 2015 until the Closing Date if such calculation of EBIT is equal to or greater than the Seller’s Pre-Closing EBIT Calculation, nor may any Notice of Disagreement propose any change that would result in a calculation of EBIT for such period being greater than the Seller’s Pre-Closing EBIT Calculation. If Seller does not provide a Notice of Disagreement to Buyer within such 30-day period, Seller shall be deemed to have irrevocably accepted the Earn-Out Statement in the form delivered by Buyer.

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(e) If Buyer and Seller do not resolve the dispute described in Section 2.4(d) (as evidenced by a written agreement between them) within 30 days following delivery of the Notice of Disagreement, the dispute may be resolved in accordance with the provisions of Section 2.2(c), mutatis mutandis. If, upon resolution of the dispute, additional consideration is due to Seller, Buyer shall pay such amount, without interest, to Seller by wire transfer of immediately available funds within five Business Days after such dispute is resolved. If, upon resolution of the dispute, it is determined that the Earn-Out Payment due is less than the Earn-Out Payment previously paid with respect to the applicable Earn-Out Period, Seller shall pay to Buyer within five Business Days after such dispute is resolved, by wire transfer of immediately available funds, an amount, without interest, equal to such difference.

(f) In accordance with Section 10.7, Buyer may set off against any Earn-Out Payment payable under this Section 2.4 any unpaid amount owed by Seller or any Seller Member to Buyer hereunder, including pursuant to Section 2.2 and Article X.

(g) Subsequent to the Closing, Parent and Buyer shall have sole discretion with regard to all matters relating to the operation of the Business; provided, however, that for the duration of the Earn-Out Periods, Parent and Buyer covenant and agree that they shall maintain separate records for the Business (to the extent necessary to calculate EBIT) and shall not intentionally take any action for the purposes of reducing or avoiding any Earn-Out Payment. Parent has no obligation to operate the Business in order to achieve any Earn-Out Payment or to maximize the amount of any Earn-Out Payment. In the event Buyer unilaterally elects to materially change the operation of the Business after the Closing as it relates to the projects set forth on Schedule 2.4(a)(iv) and such change materially and adversely affects the ability of the Business to achieve the Performance Objectives, Buyer and Seller Members shall mutually agree on any commercially reasonable modifications to the terms of Section 2.4(a) appropriate in light of such change, taking into account other circumstances including general market conditions and actions of Seller Members. In addition, Buyer may adjust EBIT or the Performance Objectives for material differences in accounting in order to conform to the original basis of the presentation on Schedule 2.4(a)(v).

2.5 Holdback.

(a) To secure the indemnification and other payment obligations of Seller and the Seller Members under this Agreement, Buyer shall withhold from the Purchase Price that would otherwise be payable at Closing an amount equal to $750,000 (the “Holdback Amount”). For the avoidance of doubt, Buyer is not required to segregate any monies from its general funds, to create any trust or to make any special deposits with respect to the Holdback Amount.

(b) On the first anniversary of the Closing Date, Buyer shall pay to the Seller an amount (if any) equal to (i) one-half of the Holdback Amount minus (ii) the amount of all indemnification and other payment claims for which Buyer was entitled to indemnification or payment under this Agreement as of such date, minus (iii) any the amount of all pending indemnification and other payment claims as to which Buyer’s entitlement remains unresolved as of such date (the “Pending Claim Amounts”), minus (iv) a reserve for Home Warranty Obligations remaining as of such date, calculated by Seller in good faith based upon the historical warranty costs of the Business (the “Pending Warranty Amounts”).

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(c) On the second anniversary of the Closing Date, Buyer shall pay to the Seller an amount (if any) equal to (i) the remaining portion of the Holdback Amount minus (ii) the amount of all indemnification and other payment claims for which Buyer was entitled to indemnification or payment under this Agreement as of such date, minus (iii) any Pending Claim Amounts as of such date, minus (iv) the Pending Warranty Amounts as of such date.

(d) Any portion of the Holdback Amount otherwise payable but retained by Buyer with respect to a Pending Claim Amount (less any portion to which Buyer was entitled to indemnification or payment under this Agreement) shall be paid to the Seller promptly, but in no event later than ten Business Days, following the final disposition of such Pending Claim Amount. Any portion of the Holdback Amount otherwise payable but retained by Buyer after the second anniversary of the Closing Date with respect to the Pending Warranty Amounts (less any portion to which Buyer was entitled to indemnification or payment under this Agreement) shall be paid to the Seller promptly, but in no event later than ten Business Days, following the final expiration of all Home Warranty Obligations.

(e) Subject to the limitations set forth in this Agreement, the Holdback Amount will be the first source of funds accessed by Parent or Buyer for the indemnification obligations of the Seller and the Seller Members under Article X, but such Holdback Amount will not be the sole source of funds for such obligations or the other obligations of the Seller, and Parent and Buyer will remain entitled to the full amounts owed to them under this Agreement (if any) should the Holdback Amount be insufficient or unavailable to cover any amount so owed. No interest shall accrue on any amounts payable under this Section 2.5.

2.6 Closing. The closing of the transactions contemplated hereby (the “Closing”) shall take place at 9:00 a.m. Eastern Time on (a) July 1, 2015, (b) if the Closing cannot take place on such date because all of the conditions set forth in Article VIII shall not have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof), on the second Business Day following the satisfaction or waiver of such conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof), or (c) at such other date and time as Parent and Seller may mutually agree. The date on which the Closing occurs is referred to as the “Closing Date.” The Closing will be effective as of 12:01 a.m. prevailing local time on the Closing Date (the “Effective Time”). The Closing shall be held at the Troutman Sanders LLP in Charlotte, North Carolina, unless another place is agreed to by Parent and Seller; provided that, to the extent Parent and Seller so agree, documents may be delivered and exchanged at the Closing by facsimile, PDF, or other electronic means.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER AND SELLER MEMBERS

Seller and Seller Members, jointly and severally (subject to Section 10.6), represent and warrant to Parent and Buyer that the statements contained in this Article III are true and correct, except as specifically set forth herein or in the correspondingly numbered section of the disclosure schedule delivered by Seller to Parent and Buyer and dated as of the date of this Agreement (the “Seller Disclosure Letter”).

3.1 Organization, Standing and Power. Seller is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of North Carolina, has

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all requisite limited liability company power and authority to own, lease, and operate its properties and assets and to carry on its business (including, the Business) as now being conducted. Seller is duly qualified to do business and, where applicable as a legal concept, is in good standing as a foreign corporation in each jurisdiction in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification necessary, except for such failures to be so qualified or in good standing, individually or in the aggregate, that would not reasonably be expected to have a Seller Material Adverse Effect. Section 3.1 of the Seller Disclosure Letter contains a complete and accurate list of (a) the jurisdictions in which Seller is qualified to do business as a foreign limited liability company and (b) each fictitious or assumed name or “DBA” used by the Business.

3.2 Capitalization.

(a) Section 3.2 of the Seller Disclosure Letter lists each member of Seller and the membership interests held by each of them. Such membership interests are the only membership or equity interests of Seller, and Seller Members are the only record or beneficial owners of any membership or equity interest in Seller.

(b) Except as set forth in this Section 3.2, (i) there are no equity securities of any class of Seller, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance, or outstanding and (ii) there are no options, warrants, equity securities, calls, rights, commitments, or agreements of any character to which Seller or a Seller Member is a party or by which Seller or a Seller Member is bound obligating Seller or Seller Member to issue, exchange, transfer, deliver, or sell, or cause to be issued, exchanged, transferred, delivered, or sold, additional shares of capital stock or other equity interests of Seller or any security or rights convertible into or exchangeable or exercisable for any such shares or other equity interests, or obligating Seller or Seller Member to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, call, right, commitment, or agreement. Seller does not have any outstanding unit appreciation rights, restricted stock, restricted membership units, phantom stock, performance based equity rights or similar equity rights or obligations. Neither Seller nor any of its Affiliates is a party to or is bound by any agreements or understandings with respect to the voting or sale or transfer of any membership or equity interests of Seller.

3.3 No Subsidiaries. Seller does not own or control, directly or indirectly, any interest in any Person, including any Subsidiary.

3.4 Authority; No Conflict; Required Filings and Consents.

(a) Each of Seller and Seller Members has the requisite power and authority to execute and deliver this Agreement and each other document to be executed by Seller or Seller Member in connection herewith (collectively, the “Seller Ancillary Documents”) and to perform its obligations hereunder and thereunder, all of which have been duly authorized by all requisite action. No further company or member action on the part of Seller or any Seller Member is necessary to authorize the execution, delivery and performance of this Agreement and each Seller Ancillary Document by Seller and the Seller Members and the consummation by Seller and Seller Members of the transactions contemplated hereby and thereby. This Agreement has been, and at Closing each Seller Ancillary Document will be, duly executed and delivered by Seller and each Seller Member (as applicable) and, assuming

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that this Agreement and each Seller Ancillary Document is duly and validly authorized, executed, and delivered by the other parties hereto and thereto, constitutes, or will constitute (as applicable), a valid and binding agreement of Seller and each Seller Member (as applicable), enforceable against each of them in accordance with its terms, subject to any applicable bankruptcy, reorganization, insolvency, moratorium, or other similar Applicable Laws affecting creditors’ rights generally and principles governing the availability of equitable remedies.

(b) The execution and delivery of this Agreement by Seller and each Seller Member do not, and the consummation by Seller and Seller Members of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation or breach of, any provision of the certificate of formation or limited liability company agreement of Seller, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any material obligation or loss of any material benefit) under, require a consent or waiver under, require the payment of a penalty under or result in the imposition of any mortgage, security interest, pledge, lien, charge, restriction, restrictive covenant, easement or encumbrance (“Liens”) on Seller’s or any Seller Member’s assets under, any of the terms, conditions, or provisions of any Assigned Contract or any other contract, agreement instrument, or obligation to which Seller or any Seller Member is a party or by which Seller, any Seller Member or any of their respective properties or assets may be bound, or (iii) conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, law, ordinance, rule, or regulation applicable to Seller, any Seller Member or any of their respective properties or assets.

(c) No consent, approval, license, permit, order, or authorization of, or registration, declaration, notice, or filing with, Governmental Authority is required by or with respect to Seller or any Seller Member in connection with the execution and delivery of this Agreement by Seller and Seller Members or the consummation by Seller and Seller Members of the transactions contemplated by this Agreement.

3.5 Financial Statements; Indebtedness. Seller has delivered or otherwise made available to Parent (a) Seller’s audited balance sheet as of each of December 31, 2014, 2013 and 2012 and the related financial statements for each of the years then ended and (b) the unaudited balance sheet of Seller as of April 30, 2015 (the “Seller Balance Sheet”) and the related unaudited statement of operations of Seller for the year then ended (all of the foregoing financial statements of Seller and any notes thereto are hereinafter collectively referred to as the “Seller Financial Statements”). The Seller Financial Statements fairly present, in all material respects, the financial condition of Seller at the dates therein indicated and the results of operations of Seller for the periods therein specified in accordance with United States generally accepted accounting principles (“GAAP”), in each case, as applied in the Ordinary Course of Business, except that the unaudited financial statements do not contain footnotes. The financial records of Seller, all of which Seller has made available to Parent, are true, correct and complete and represent actual, bona fide transactions and have been maintained in accordance with sound business practices, including the maintenance of an adequate system of internal controls. Section 3.5 of the Seller Disclosure Letter lists all Indebtedness of Seller and specifies any property affected by such Indebtedness. Seller is, and after giving effect to the transactions contemplated hereby, will be Solvent. With respect to the inventory of Seller shown on the face of the Seller Balance Sheet and Closing Statement, (a) all of such inventory is merchantable and fit for the purpose for which it was procured or produced, (b) all of such inventory other than

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written off inventory, except to the extent of reserves shown on the face of such balance sheet, consists of a quality and quantity usable and salable in its Ordinary Course of Business, (c) none of such inventory is obsolete, damaged or defective, and (d) the quantities of each item of such inventory are not excessive and are reasonable in the present circumstances of the Business.

3.6 Absence of Certain Changes. Except as expressly contemplated by this Agreement, between December 31, 2014 and the date of this Agreement, the Business of Seller has been conducted in the Ordinary Course of Business and there has not occurred:

(a) any event that has had, or is reasonably expected to have, individually or in the aggregate, a Seller Material Adverse Effect;

(b) any acquisition (i) by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association, or other business organization or division thereof, or (ii) of any assets that are material, in the aggregate, to Seller, taken as a whole;

(c) any sale, lease, license, pledge, or other disposition of any material asset of Seller;

(d) any amendment to the articles of organization or operating agreement of Seller;

(e) any increase or enhancement of the compensation or benefits, including with respect to any deferred compensation, severance or change in control payment or arrangement, of any Seller employee resulting, in the aggregate, in additional material costs or expenses to Seller;

(f) (i) any declaration or payment of any dividends or other distribution in respect of any membership or equity interest of Seller, (ii) any split, combination, or reclassification of any of the membership interests of Seller or issuance or authorization for the issuance of any other securities in respect of, in lieu of, or in substitution for membership or equity interests or any of its other securities, or (iii) any purchase, redemption, or other acquisition of any membership or equity interests or any other of its securities or any rights, warrants or options to acquire any such shares or other securities;

(g) (i) the incurrence of any Indebtedness or any guarantee of any Indebtedness of another Person (other than (A) in connection with the financing of trade receivables in the Ordinary Course of Business, (B) letters of credit or similar arrangements issued to or for the benefit of suppliers and manufacturers in the Ordinary Course of Business and (C) pursuant to existing credit facilities in the Ordinary Course of Business), (ii) any issuance, sale or amendment of any debt securities or warrants or other rights to acquire any debt securities of Seller, any guarantee of any debt securities of another Person, any “keep well” or other agreement to maintain any financial statement condition of another Person or any arrangement having the economic effect of any of the foregoing, (iii) any loans, advances, or capital contributions to, or investment in, any other Person, other than Seller, (iv) any grant or imposition of any Lien on the Purchased Assets other than a Permitted Lien, or (v) any

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hedging agreement or other financial agreement or arrangement designed to protect Seller against fluctuations in commodities prices or exchange rates;

(h) any expenditure or commitment in any way related to or affecting the Business in an amount in excess of $10,000 (in any one case) or $25,000 (in the aggregate), except in the Ordinary Course of Business;

(i) hiring or firing of any employees, independent contractors, or other consultants, except to the extent in the Ordinary Course of Business consistent with Seller’s employment policies;

(j) enter into any non-compete, non-solicit or any other agreement under which Parent, Buyer or any of their Affiliates, following the Effective Time, could be restricted from engaging in any business, operating in any market, or offering any product or services to customers or potential customers or any class of customers;

(k) pay, discharge or satisfy, in an amount in excess of $10,000 (in any one case) or $25,000 (in the aggregate), any claim, liability or obligation in any way related to or affecting the Business (absolute, accrued, asserted or unasserted, contingent or otherwise) except in the Ordinary Course of Business;

(l) entry into or amendment of any arrangement or relationship of the type described in Section 3.22 of this Agreement;

(m) termination, modification or amendment of any insurance policy or Business Collateral outside the Ordinary Course of Business; or

(n) any action or failure to act by Seller that, if occurred after the date hereof, would constitute a breach of Section 5.1.

3.7 No Undisclosed Liabilities. Except liabilities (i) disclosed in Seller Balance Sheet, (ii) incurred in the Ordinary Course of Business since the date of the Seller Balance Sheet and which have not had and would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect, (iii) arising in the Ordinary Course of Business from contractual obligations of Seller (which do not arise out of, relate to or result from any breach of contract by Seller) under any Assigned Contract (or a contract not required to be disclosed in Seller Disclosure Letter to avoid a breach of Section 3.14) or (iv) created by this Agreement, Seller does not have any liabilities of any nature (whether accrued, absolute, contingent, matured, unmatured or other) whether or not required by GAAP to be reflected on a balance sheet of Seller.

3.8 Organizational Documents. Seller has furnished to Parent a complete and correct copy of its articles of organization and operating agreement, which constitute the only organizational documents of Seller. Such formation and limited liability company agreement are in full force and effect and Seller is not in violation of any of the provisions thereof.

3.9 Taxes; Unclaimed Property.

(a) Seller has filed all Tax Returns that it was required to file and has paid all Taxes due and owing, whether or not shown as due on any Tax Return. Each Tax Return

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filed by Seller is complete and accurate in all material respects. Seller is not currently the beneficiary of any extension of time within which to file any Tax Return.

(b) Section 3.9(b) of the Seller Disclosure Letter lists all federal, state, local, and foreign Tax Returns filed with respect to Seller for taxable periods ended on or after December 31, 2010 that have been audited or currently are the subject of audit. There are no requests for rulings or determinations, or applications requesting permission for a change in Seller’s accounting practices, in respect of Taxes, pending with any Governmental Authority. There are no pending or, to the Knowledge of Seller, threatened audits, investigations, claims, proposals, or assessments that have been submitted to Seller in writing for or relating to any Taxes of Seller.

(c) No deficiencies for Taxes of Seller have been claimed, proposed, or assessed in writing by any Tax authority or other Governmental Authority. Seller has not (i) waived any statute of limitations with respect to Taxes of Seller, or (ii) agreed to any extension of time with respect to a Tax assessment or deficiency related to any such Taxes.

(d) All Taxes that Seller is required by Applicable Law to withhold or collect, including sales and use taxes, and amounts required to be withheld for Taxes of employees, have been duly withheld or collected and, to the extent required, have been paid over to the proper Governmental Authorities or are held in separate bank accounts for such purpose.

(e) Seller has not engaged in a transaction that would be reportable by or with respect to such entity pursuant to Tax Code Sections 6011, 6111, or 6112.

(f) Seller has never had a permanent establishment in any jurisdiction other than the United States.

(g) No claim has ever been made or threatened by a Tax authority in any jurisdiction asserting that Seller is or may be subject to Taxes imposed by that jurisdiction but not paid by Seller, including sales and use Taxes required to be collected by Seller and remitted to that jurisdiction and income Taxes payable to that jurisdiction, nor is there any factual basis for any such claim. Section 3.9(g) of the Seller Disclosure Letter lists all jurisdictions with which Seller has or has had a nexus for sales, use and income Tax purposes for Taxable periods beginning on or after January 1, 2011, and Seller is not required to file any Tax Returns or collect any Taxes in any other jurisdiction.

(h) Seller has (i) filed or caused to be filed with the appropriate Governmental Authority all reports required to be filed with respect to any material unclaimed property and has remitted to the appropriate Governmental Authority all material unclaimed property required to be remitted, or (ii) delivered or paid all material unclaimed property to its original or proper recipient. No material asset or property, or material amount of assets or properties, of Seller or its Subsidiaries is escheatable to any Governmental Authority under any Applicable Law, including uncashed checks to vendors, customers, or employees, non-refunded over payments, credits, unused gift certificates or unused prepaid accounts.

3.10 Properties.

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(a) All equipment and other tangible personal property used in the Business are in good condition and repair, normal wear and tear excepted. Section 3.10(a) of the Seller Disclosure Letter sets forth a complete and accurate list and a brief description of all personal property used in the Business with an individual value of $5,000 or greater. Seller has good and marketable title to, or (to the extent disclosed as a leased or licensed asset ) a valid leasehold interest in or a valid license for, each Purchased Asset material asset used by it, located on any of its premises, shown on Seller Balance Sheet or acquired by it after the date of the Seller Balance Sheet or as is otherwise necessary for the conduct of the Business, free and clear of any Liens other than any Permitted Lien, except for any asset disposed of in its Ordinary Course of Business since the date of the Seller Balance Sheet.

(b) All of the Housing Units, improvements and buildings on the Real Property were constructed in a good and workmanlike manner, substantially comply with Applicable Laws, are structurally sound, are in good and proper working condition and repair, normal wear and tear, normal maintenance and normal warranty and customer services matters excepted, are free of mold, asbestos, radon and radon’s daughter and are useful for their intended purposes.

(c) Section 3.10(c) of the Seller Disclosure Letter sets forth a true and correct list of all Owned Real Property. The Owned Real Property is not subject to any Liens other than Permitted Liens or Liens otherwise disclosed in this Agreement. Seller has not granted any option or right of first refusal to purchase or lease any part of the Owned Real Property. Seller has made available to Buyer true and correct copies of (i) all deeds, mortgages, deeds of trust, Liens, certificates of occupancy, environmental reports, title insurance policies and surveys relating to the Owned Real Property and (ii) all Liens, lease, sublease, rental, use, license, occupancy or other agreements, possessory rights, options and rights of first refusal, relating to or affecting any portion of the Owned Real Property, including all amendments, modifications, assignments, supplements, renewals, and guarantees thereof (collectively, “Third Party Leases”). Each such Third Party Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect, and constitutes the entire agreement between the parties thereto, and there are no other agreements, whether oral or written, between such parties. Seller is not in default or otherwise in breach under any Third Party Lease, nor has Seller received any notice of default under any Third Party Lease, and to Seller’s Knowledge, there are no existing defaults of any other party thereunder. The consummation of the transactions contemplated by this Agreement will not constitute a default, or give rise to a right of termination, cancellation or acceleration of any right under, any Third Party Lease. No Third Party Lease requires consent of the applicable tenant under such Third Party Lease in order to transfer such Third Party Lease to Buyer in accordance with the terms of such Third Party Lease. Each guaranty, if any, under any Third Party Lease, is in full force and effect. All rent and other sums and charges payable by any third party under any Third Party Lease are current.

(d) Section 3.10(d) of the Seller Disclosure Letter sets forth a true and correct list of all of the real property leases, subleases, occupancy, rental, use, license, or other agreements regarding real property, whether written or verbal and including all amendments, modifications, assignments, supplements, renewals, and guarantees thereof, which is leased or subleased by Seller, or that Seller has the right to occupy or use now or in the future (collectively with the New Leases, the “Real Property Leases” and any real property leased or occupied under a Real Property Lease being “Leased Real Property”). Seller has made

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available to Buyer true and correct copies of all Real Property Leases, including all amendments, modifications, assignments, supplements and renewals thereof. All such Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect, and constitute the entire agreement between the parties thereto, and there are no other agreements, whether oral or written, between such parties. Seller is not in default or otherwise in breach under any Real Property Lease, nor has Seller received any notice of default under any Real Property Lease, and to Seller’s Knowledge, there are no existing defaults of any other party thereunder. The consummation of the transactions contemplated by this Agreement will not constitute a default, or give rise to a right of termination, cancellation or acceleration of any right under, any Real Property Lease. No Real Property Lease requires consent of the applicable landlord under such Real Property Lease in order to transfer such Real Property Lease to Buyer in accordance with the terms of such Real Property Lease. There are no guarantees under any Real Property Lease. All rent and other sums and charges payable by Seller as tenant under any Real Property Lease are current.

(e) Section 3.10(e) of the Seller Disclosure Letter sets forth a true and correct list of all Takedown Contracts and, for each Takedown Contract, the related Takedown Property, together with (i) a schedule of the all of the closings of lots or portions of real property to occur under each such Takedown Contract (as well as those that have previously occurred), (ii) the purchase price(s) for the real property, (iii) the deposit being held in connection therewith, and (iv) a schedule of the status of each such real property (i.e. portion of the property that is not platted (and if not platted, the status of the preliminary or t-plat), portion of the property that is platted, the improvements completed to the property or any portion thereof (i.e. raw fully undeveloped land, utilities are available at lot lines or boundary of project, lots which have model homes or homes for sale constructed or in process of construction, lots which are fully prepared for construction, lots which building permits have been pulled for, etc.). Except pursuant to the Takedown Contracts with respect to the Takedown Property, there are no real properties that Seller is obligated to buy, lease or sublease at some future date. Seller has made available to Buyer true and correct copies of all Takedown Contracts, including all amendments, modifications, assignments, supplements and renewals thereof. All such Takedown Contracts are valid, binding and enforceable in accordance with their terms and are in full force and effect, and constitute the entire agreement between the parties thereto, and there are no other agreements, whether oral or written, between such parties. Seller is not in default or otherwise in breach under any Takedown Contract, nor has Seller received any notice of default under any Takedown Contract, and to Seller’s Knowledge, there are no existing defaults of any other party thereunder. The consummation of the transactions contemplated by this Agreement will not constitute a default, or give rise to a right of termination, cancellation or acceleration of any right under, any Takedown Contract. No Takedown Contract requires consent of the applicable owner or seller under such Takedown Contract in order to transfer such Takedown Contract to Buyer in accordance with the terms of such Takedown Contract. There are no guarantees under any Takedown Contract. All deposits and other sums and charges payable by Seller under any Takedown Contract are current.

(f) Seller owns good, marketable, and valid fee simple title to the Owned Real Property or a valid leasehold interest in the Leased Real Property (or in the case of Takedown Property, will have such title upon exercise of the Takedown Contracts), free and clear of all

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Liens, except any Permitted Liens. Seller has not assigned its interests under any of the Takedown Contracts, Third Party Leases or Real Property Leases.

(g) No party to any Third Party Lease, Real Property Lease, or Takedown Contract has exercised any termination right with respect thereto. No party to any Third Party Lease, Real Property Lease, or Takedown Contract has repudiated any provision thereof and there is no dispute, oral agreement or forbearance program in effect, or threat of modification, suspension or cancellation, with respect to any Third Party Lease, Real Property Lease, or Takedown Contract. Seller has not received written or, to Seller’s Knowledge, oral notice from any insurance company that such insurance company will require any alteration to any Real Property for continuance of a policy insuring such property or the maintenance of any rate with respect thereto (other than any notice of alteration that has been completed), to the extent that such alteration is the responsibility of Seller. Each Third Party Lease, Real Property Lease, or Takedown Contract will continue to be valid, binding, enforceable and in full force and effect on identical terms following the consummation of the contemplated transactions.

(h) Seller has not received any written notice from any Governmental Authority that any Permits, certificate of occupancy, licenses or other permits with respect to the buildings, structures or improvements on any of the Real Property may be revoked, adversely modified or not renewed.

(i) There are no Tax reduction proceedings pending in respect of the Real Property and all Taxes for which there may arise any lien upon the Real Property and which are due and payable prior to the Closing Date have been or prior to the Closing Date will have been paid.

(j) (i) Seller has not given any mortgagee or other third party any estoppel certificates or similar instruments that would preclude assertion of any claim by the tenant under any Real Property Lease or affect any of the tenant’s rights or obligations under such Real Property Lease; and (ii) Seller has not contested since January 1, 2010, and is not currently contesting, any operating costs, real estate taxes or assessments or other charges payable by the tenant under such Real Property Lease. There are no pending (or, to the Knowledge of Seller, threatened) actions or proceedings regarding condemnation or other eminent domain actions or proceedings affecting the Leased Real Property, or any part thereof, or of any sale or other disposition of the Leased Real Property or any part thereof in lieu of condemnation.

(k) To the Knowledge of Seller, (i) no landlord under any Real Property Lease nor any tenant under any Third Party Lease (A) is in default under any of its obligations under any mortgage encumbering any Leased Real Property or Owned Real Property, (B) is seeking relief under any reorganization, arrangement, consolidation, readjustment, liquidation, dissolution or similar arrangement or proceeding under any state or federal bankruptcy or other Applicable Laws, or (C) has agreed, pursuant to any state or federal bankruptcy or other Applicable Laws, to the appointment of any trustee, receiver or liquidator for any of the Leased Real Property or Owned Real Property; and (ii) no foreclosure is pending (or, to the Knowledge of Seller, threatened) with respect to any Leased Real Property or Owned Real Property.

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(l) Seller has not entered into any reservation agreements with respect to or contracts for the sale of any of the Real Property. Seller has not entered into, and has received no notice of and has no knowledge, of any rights of first refusal or first offer, options to purchase any of the Real Property or other Purchased Assets (collectively, the “Property”), or any other rights or agreements that may delay, hinder or prevent this transaction.

(m) Except for normal trade payables for homes under construction generated in the Ordinary Course of Business and included as liabilities in the calculation of Equity Value, there have been no labor or materials of any kind furnished to or for the benefit of the Property for which payment in full has not been made.

(n) No Person or entity is entitled to possession of any of the Real Property, other than Seller and the parties to the Third Party Leases (with respect to the portion of the Real Property subject to the Third Party Leases) and the parties to the Takedown Contracts (with respect to such Takedown Property), and except as permitted by Permitted Liens.

(o) To the extent subject to a recorded plat, each parcel of Real Property constitutes a separate parcel of record for real estate tax assessment and conveyancing purposes, and complies with Applicable Law governing the platting and subdivision of real property.

(p) None of the Real Property has been classified under any designation to obtain a special low ad valorem tax rate or receive either an abatement or deferment of ad valorem taxes which, in such case, will result in any “green acres”, rollback, catch up or other deferred ad valorem taxes in order to recover the amounts previously abated or deferred. There are no community development districts or special taxing districts affecting, or planned to affect, any portion of the Real Property.

(q) Seller has received no notice of and has no knowledge of any pending or proposed special area or other assessments affecting the Real Property or any proposed or pending public improvements which may give rise to any such assessments affecting the Real Property.

(r) Seller has received no notice of and has no knowledge of any outstanding, pending or threatened condemnation or eminent domain proceeding or transfer in lieu thereof affecting any of the Real Property, nor has Seller agreed or committed to dedicate any of the Real Property.

(s) The Real Property has free, full, legal, valid, and perpetual access to and from an adjacent public road or street (or private road or street pursuant to an uninterrupted appurtenant perpetual easement) and all adjoining streets, roads, and highways, including specifically at the existing curb cuts or access points with adequate ingress and egress to such Real Property, and Seller has received no notice of, and has no knowledge of, any pending or threatened action or dispute which would materially impair such access.

(t) Section 3.10(t) of the Seller Disclosure Letter lists the development status of each parcel or portion of Real Property, which includes, among other things a schedule of the future development (i.e. if portion of the property is not platted, the status of the preliminary

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or t-plat and estimated date of final plat), whether such property is platted, whether a preliminary plat has been approved, the improvements completed under, on or over the property or any portion thereof (i.e. raw fully undeveloped land, utilities are available at lot lines or boundary of project, lots which have model homes or homes for sale constructed or in the process of construction, lots which are fully prepared for construction, lots which building permits have been pulled for, etc.). Except for any undeveloped Real Property as set forth therein, the Real Property is serviced by utilities (including telephone and communications, electricity, gas, sanitary sewer, storm sewer and water (fire and domestic)), sufficient for the current operation of the Real Property contemplated by Buyer, and such utilities are provided to the Real Property by uninterrupted appurtenant perpetual easements and public rights of way. To Seller’s Knowledge, there is no actual or threatened curtailment, cancellation or suspension of any such utility.

(u) No portion of the Real Property is located within any flood plain or flood hazard area as designated on any federal flood insurance map or under Applicable Law or includes any “recognized environmental condition,” wetlands, vegetation, species or habitat protected by any Applicable Laws.

(v) To Seller’s Knowledge, none of the Real Property or its use or uses are in violation of Applicable Law or any private restriction or covenant or entitlements applicable to the Real Property, including the Permitted Liens, and no Person or entity that has a valid legal basis to issue such notice of non-compliance has threatened to do so. There are no unrecorded easements or encroachments affecting any portion of the Real Property.

(w) To Seller’s Knowledge, there are no claims, demands, actions, litigation, investigations, or proceedings of any kind pending or threatened against Seller or any of the Real Property, and Seller knows of no facts which could give rise to any such claim, demand, action, litigation, investigation, or proceeding.

(x) Any improvements and fixtures located on, under, over or within the Real Property, and all other aspects of each parcel of Real Property (i) are structurally sound and free of any material defects, and are in good repair, (ii) comply in all material respects with Applicable Law, without, to the best of Seller’s Knowledge, the benefit of any “grandfathering” or similar variance for their current use or Buyer’s intended use, (iii) consist of sufficient land, parking areas, sidewalks, driveways and other improvements to permit the continued use of such facilities in the manner and or the purposes to which they are presently devoted; and (iv) do not encroach on real property not owned or leased by Seller. All mechanical, electrical, heating, air conditioning, drainage, sewer, water, telephone, communications, plumbing, and other facilities or utility systems of the improvements and fixtures owned by Seller on the Real Property are in good operating condition. To the extent required by Applicable Law, Seller has been issued a certificate of occupancy, Permit or other approval or certificate as is required under Applicable Law with respect to such improvements and fixtures; all of which remain in full force and effect, and, to the extent required by law are displayed at the Real Property in compliance with Applicable Law.

(y) No part of the Real Property is subject to any building or use restrictions that would restrict or prevent the present or contemplated use and enjoyment of the Real Property. The Real Property is properly and duly zoned for its current and contemplated use and is in all respects a conforming use. No Governmental Authority having jurisdiction over the Real

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Property has issued or, to the Seller’s Knowledge, threatened to issue any notice or order that adversely affects the use, occupancy or operation of any part of the Real Property, or requires, as of the date hereof or a specified date in the future, any repairs or alterations or additions or improvements thereto, or the payment or dedication of any money, fee, exaction or property.

(z) No part of the Real Property has been affected as a result of any fire, explosion, earthquake, flood, drought, windstorm, accident, strike or other labor disturbance, embargo, moratorium, requisition or cancellation of contract, permit, violation, incentive or concession by any domestic or foreign government or any agency thereof, riot, activities of armed forces or acts of God or any public enemy, or any other casualty, the occurrence of which would materially impair the value of any particular parcel of Real Property or the manner and extent of the current or contemplated use, occupancy and operation thereof or that would result in any Governmental Authority denying Permits necessary for the construction, use or occupancy of the Real Property for single-family dwellings.

(aa) The Real Property constitutes all interests in real property currently used or currently held for use or which Seller has a right to acquire in connection with the Business.

(bb) All of the Owned Real Property (and all Takedown Property will prior to the requirement to acquire same), (i) qualifies for FHA and VA financing, subject to applicable maximum limits on such financing, (ii) has received final plat approval, with all common areas thereunder completed and all infrastructure improvements described or referenced in the final plat completed, (iii) has no preconditions to the issuance of building permits for the construction of single-family residences on the lots, other than payment of standard and ordinary permit and impact fees; (iv) has no precondition to the issuance of certificates of occupancy for single-family residences on the lots other than construction of such residence in accordance with Applicable Law, (v) to the extent required, has obtained a concurrency certificate or written documentation from the applicable Governmental Authority confirming that property is entitled to and that sufficient infrastructure capacity has been reserved for the development of all of the lots; and (vi) has written approval by the applicable Association as to all of the designs, models, plans and specifications for any Housing Units which are intended to be constructed on the lots (to the extent required by the applicable CCRs).

(cc) Seller has not received written notice of any new or increases in existing development fees, impact fees, or other fees that will be levied (or are under consideration) in connection with the development of the Real Property, nor has Seller received any written notice of any policy or action, nor is it aware of any such action, precluding or inhibiting (1) issuance of building permits with respect to the Real Property; or (2) issuance of certificates of occupancy for residences on the Real Property.

(dd) To Seller’s Knowledge, there are no shared expense agreements, repayment agreements, reimbursement agreements, or development payback agreements that affect all or any portion of the Real Property, and all on-site and off-site improvements necessary to obtain a building permit for a single-family residential dwelling to be constructed on each lot and a certificate of occupancy for a completed single-family residential dwelling constructed on each lot have been, with respect to the Owned Real Property, or will be, with respect to the Takedown Property prior to the requirement to acquire same, completed and accepted by all applicable Governmental Authorities, and to Seller’s Knowledge, no Governmental

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Authorities have refused or threatened to refuse to issue building permits and/or certificates of occupancy with respect to any portion of the Real Property.

(ee) Section 3.10(ee) of the Seller Disclosure Letter lists all current agreements (whether verbal or written) to fund deficits or otherwise pay assessments in connection with any portion of the Real Property (other than pursuant to CCRs included in the public record and set forth in the title commitments), and further sets forth (i) the Associations to which the Real Property is subject, (ii) the current assessment amount, if applicable and (iii) a listing of any and all transfer fees, capital contributions, capital improvement fees and other fees or charges payable under CCRs in connection with any transfer of the Real Property (whether payable to Associations or otherwise). Seller has delivered to Buyer any and all budgets applicable to the Real Property as well as any and all notices received by Seller from any Association regarding payment of assessments which are currently applicable to the Real Property or which may affect the Real Property in the future.

(ff) Except for Permitted Liens and applicable governmental regulations, there are no contracts, agreements or other obligations, written or verbal, governing or relating to the development, use or operation of the Real Property that would be binding upon the Real Property or the Buyer as the owner thereof. Seller has received no written notice, and Seller has no knowledge, that any Governmental Authority has imposed any requirement that would bind Buyer to pay directly or indirectly any special fees or contributions, or incur any expenses or obligations in connection with the development of any portion of the Real Property, except for customary building permit, impact and inspection fees, if any.

3.11 Sufficiency of Assets. The Purchased Assets are sufficient for the continued operation of the Business after Closing in substantially the same manner as operated prior to Closing and constitute all of the rights, property and assets necessary to operate the Business as currently operated. None of the Excluded Assets are material to the Business.

3.12 Intellectual Property.

(a) Other than the domain names listed on Section 3.12(a) of the Seller Disclosure Letter, Seller has never had any (i) registered trademarks, service marks, trade names and domain names and pending applications to register any trademarks, service marks or trade names; (ii) patents and pending patent applications; or (iii) registered copyrights and pending applications to register copyrights. Seller either owns free and clear of all Liens (except for Permitted Liens), or has sufficient rights to use and access, all Intellectual Property used to conduct the Business as currently conducted and presently proposed to be conducted without payment of any royalty, license fee or similar fee, and has the right to convey all of such rights to Buyer as contemplated by this Agreement. There are no pending or threatened actions by third parties challenging the validity or enforceability of, or contesting Seller’s rights with respect to, any such Intellectual Property. Seller has not received any notice or claim challenging the validity or enforceability of any of Seller’s Intellectual Property.

(b) Section 3.12(b) of the Seller Disclosure Letter lists, as of the date hereof, all license agreements and other contracts pursuant to which Seller has the right to practice, use, copy or otherwise exploit any Intellectual Property owned by third parties (“Inbound Licenses”), other than Inbound Licenses that are standard end-user license agreements for

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off-the-shelf Software not in excess of $1,000 per seat. Seller is not party to any license agreements or other contracts pursuant to which any Person (other than Seller) is authorized to exploit or has been granted other rights with respect to any Intellectual Property owned by Seller.

(c) Seller has taken all steps that are, as a whole, not less protective and comprehensive than the steps that would be taken by reasonably prudent business persons operating in Seller’s industry, to protect, preserve and maintain the secrecy and confidentiality of its confidential and proprietary information and data.

(d) Neither Seller nor any of its products or services nor the operation of the Business has infringed upon or otherwise violated, or is infringing upon or otherwise violating, the Intellectual Property of any third party. Seller has not received any communications alleging or suggesting any of the foregoing is untrue, including any notices concerning Intellectual Property that might be relevant to the Business (or its products or services) or any offers to license Intellectual Property for use in connection with the Business. The exploitation of the Intellectual Property used by Seller in the conduct of the Business as previously and currently conducted and as presently proposed to be conducted, does not infringe, violate or misappropriate any Intellectual Property owned by any third party. The consummation of the transactions contemplated hereby will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Buyer’s right to own, use or hold for use any Intellectual Property as owned, used or held for use in the conduct of the Business as currently conducted.

(e) Seller complies with all Applicable Laws regarding the collection, retention, use and disclosure of personally identifiable information and any privacy policy published by it. Seller has taken measures to protect and maintain the confidential nature of the personally identifiable information provided to Seller by individuals and to personal information collected from individuals against loss, theft and unauthorized access or disclosure, which measures are, as a whole, not less protective and comprehensive than those that would be taken by reasonably prudent business persons operating in Seller’s industry. Seller has not received any claims, notices or complaints regarding Seller’s information practices or the disclosure, retention, or misuse of any personally identifiable information by the Federal Trade Commission, any similar foreign bodies, or any other Governmental Authority.

3.13 Software and Information Technology.

(a) Seller does not own or use any proprietary, custom or internally developed Software.

(b) No Software owned or used by Seller or the Business contains, and Seller has taken reasonable precautions to prevent the presence of, any malicious code, program, or other internal component (e.g., computer virus, computer worm, computer time bomb, or similar component) that would damage, destroy, or alter the Software or databases (including any content therein) or other Software, firmware, or hardware used by Seller or Seller’s customers, or that could, in any unintended manner, reveal, damage, destroy, or alter any data or other information accessed through or processed by the Software.

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(c) Seller is not, and to Seller’s Knowledge no other party is, in breach or default under any Assigned Contracts, license, sublicense or other contract covering or relating to the Software and has not performed any act or omitted to perform any act which, with notice or lapse of time or both, will become or result in a violation, breach or default thereunder. No litigation is pending or, to Seller’s Knowledge, has been threatened against Seller which challenges the legality, validity, enforceability or ownership of any license, sublicense or other contract covering or relating to any Software.

(d) Seller has sufficient rights to use all Software, information technology equipment, databases, websites, content, e-commerce platforms, Software as a service and associated documentation used or held for use in connection with the operation of the Business as presently conducted (the “IT Assets”), all of which rights are included in the Purchased Assets and will survive unchanged the consummation of the transactions contemplated hereby. The IT Assets are sufficient to conduct the Business as currently conducted and presently proposed to be conducted without material malfunction or failure. The IT Assets have not materially malfunctioned or failed and, to the Knowledge of Seller, do not contain any viruses, bugs, faults or other devices or effects that (i) enable or assist any Person to access without authorization the IT Assets, or (ii) otherwise significantly adversely affect the functionality of the IT Assets, except as disclosed in their documentation. Seller uses commercially reasonable efforts to secure and protect the IT Assets. No Person has gained unauthorized access to any IT Assets. Seller has implemented reasonable business continuity, and backup and disaster recovery technology, plans, procedures and facilities consistent with industry practices.

3.14 Contracts.

(a) Section 3.14(a) of the Seller Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of the following contracts, agreements, commitments, arrangements or understandings of any kind, whether written or oral, to which Seller is a party or by which Seller or any of its assets is bound (collectively, the “Seller Material Contracts”):

(i) any Real Property Lease or Third Party Lease and any agreement (or group of related agreements) for the lease of personal property from or to third parties providing for lease payments in excess of $25,000 per year;

(ii) any Takedown Contract;

(iii) any agreement (or group of related agreements) for the purchase, sale or license of products by Seller or for the furnishing or receipt of services by the Seller or client referrals to Seller which involves a contractual value of more than $25,000 (based on projections set forth under such agreement);

(iv) any agreement concerning the establishment or operation of a partnership, joint venture, or limited liability company;

(v) any agreement (or group of related agreements) under which Seller has created, incurred, assumed or guaranteed (or may create, incur, assume or

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guarantee) Indebtedness in excess of $5,000 (including capitalized lease obligations or capital expenditures);

(vi) any agreement for the disposition of any significant portion of the assets of Seller or the Business (other than sales of Housing Units in the Ordinary Course of Business) or any agreement for the acquisition of the assets or business of any other entity (other than purchases of inventory in the Ordinary Course of Business);

(vii) any currently effective contract for the employment or engagement of any executive officer, employee, or other individual on an employment, consulting, or independent contractor basis that (A) is not terminable at will (for any lawful reason or for no reason) without penalty, severance obligation, or other liability or (B) provides for the payment or acceleration of payment of cash or other compensation or payment or acceleration of any other benefits under any compensation or benefit plan, program, or agreement, upon the consummation of the transactions contemplated by this Agreement;

(viii) any currently effective contract for any bonus, incentive, commission, pension, profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance, change-in-control, hospitalization, insurance, or other material plan or arrangement for the benefit of Seller’s current or former directors, officers, employees, or independent contractors;

(ix) any agreement that grants any exclusive marketing, distribution, Intellectual Property, or other similar rights to any third party or otherwise purports to prohibit or limit, in any material respect, the right of Seller or any of its Affiliates (including, in accordance with the terms of the contracts in effect on the date hereof, Parent or any of its Affiliates after the Effective Time) to make, sell, market, advertise or distribute any products or services or use, transfer, license, distribute or enforce any of Seller’s Intellectual Property;

(x) any agreement containing exclusivity, non-compete or non-solicitation provision or that otherwise purports to limit in any material respect either the type of business or the geographic area in which Seller or any Affiliates of Seller (including, in accordance with the terms of the contracts in effect on the date hereof, Parent or any of its Affiliates after the Closing Date) may engage in business;

(xi) any agreement that grants a third party “most favored nation” status or purports to require Seller or any of its Affiliates (including, in accordance with the terms of the contracts in effect on the date hereof, Parent or any of its Affiliates after the Effective Time) to offer a third party the same or better price for a product or service if Seller or such Affiliate offers a lower price for the same product or service to another third party;

(xii) each agreement under which Seller has advanced or loaned any other Person outstanding amounts in the aggregate for such Person exceeding $10,000;

(xiii) each outstanding power of attorney with respect to Seller;

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(xiv) each agreement that calls for performance over a period of more than three months (other than those that are terminable at will or upon not more than 30 days’ notice by Seller without any liability or other obligation to Seller), except for contracts for the sale of Housing Units in the Ordinary Course of Business and that conform to Seller’s standard form contract (as provided to Parent prior to the date hereof);

(xv) any development agreement with any Governmental Authority;

(xvi) any agreement related to the Real Property or other real estate granting the Seller a direct or indirect right of first offer or right of first refusal or where Seller has granted such rights to a third party;

(xvii) any contract of surety, guarantee or indemnity;

(xviii) any contract requiring or related to any Business Collateral;

(xix) all contracts providing payment to or by any Person or entity based upon the sales, purchases or profits, other than direct payments for goods and services;

(xx) any agreement with any contractor, subcontractor or other materialmen in connection with any work completed that remains unpaid or that has other obligations, covenants, indemnifications, representations or warranties which remain effective, being completed, or to be completed related to the Real Property; and

(xxi) any other agreement that is material to Seller or the Business and not otherwise disclosed pursuant to this Section 3.14(a).

(b) Seller has made available to Parent a true, correct and complete copy of each written Assigned Contract and each written Seller Material Contract (together with any and all amendments, supplements, or modifications thereto) and accurate descriptions of all material terms of all non-written Assigned Contract and each non-written Seller Material Contract.

(c) Each Assigned Contract is in full force and effect with respect to Seller, is legal valid and binding, and to the Knowledge of Seller, with respect to each other party thereto, except as the enforceability of such Assigned Contract may be limited by principles of public policy and subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies. Neither Seller nor, to Seller’s Knowledge, any other party to any Assigned Contract is in material violation of or in material default under any Assigned Contract, and to Seller’s Knowledge all of the covenants to be performed by the parties thereunder to date have been fully performed and no claims have been made or issued for breach or indemnifications or notice of default or termination under any Assigned Contract.

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3.15 Vendors and Suppliers. Section 3.15 of the Seller Disclosure Letter contains a complete and accurate list of the names of each of the vendors and suppliers of the Business from whom Seller has purchased at least $50,000 of goods or services within the twelve-month periods ended December 31, 2014 or December 31, 2013 and the amount of goods or services purchased from them in each such period. None of such vendors or suppliers has expressed any intention or indication to Seller that such supplier or vendor intends to terminate its business relationship with Seller or to materially limit or alter its business relationship with Seller. Seller has not received any notice from any vendor or supplier listed on Section 3.15 of the Seller Disclosure Letter of any material increase in the price (excluding normal price fluctuations in the Ordinary Course of Business), quality and delivery terms and conditions on which such supplier or vendor will continue to make delivery of its products, nor has such a change occurred since December 31, 2014.

3.16 Insurance. Seller has maintained and does maintain with third parties policies of fire and casualty, liability and other forms of insurance in such amounts, with such deductibles and retained amounts, and against such risks and losses, as contractually required and as are customarily carried by prudent Persons conducting businesses or owning assets similar in type and size to those of Seller, including all legally required workers’ compensation insurance and casualty, fire and general liability insurance and customary title insurance. Such policies are listed on Section 3.16 of the Seller Disclosure Letter. To Seller’s Knowledge, there is no claim pending under any insurance policy or bond to which Seller is a party or under which any of its assets, employees, officers or directors is or was a named insured or otherwise the beneficiary of coverage thereunder as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid, and each of Seller and its Affiliates is otherwise in compliance with the terms of such policies and bonds in all material respects and all such policies are in full force and effect. No insurance carrier has threatened in writing termination of, or premium increase outside the Ordinary Course of Business with respect to, any such policies.

3.17 Litigation. There is no action, suit, proceeding, claim, arbitration, or investigation pending or, to Seller’s Knowledge, threatened against Seller, its properties, or any of its officers, directors or employees in their capacities as officers, directors or employees of Seller, in each case by or before any Governmental Authority. There are no judgments, orders or decrees outstanding against Seller. Section 3.17 of the Seller Disclosure Letter lists each lawsuit, administrative charge, action or proceeding, by or before any Governmental Authority against Seller or to which Seller has been a party, in each case at any time during the last three years.

3.18 Environmental Matters.

(a) Each of Seller and, to Seller’s Knowledge, the landlords under the New Leases and the sellers under the Takedown Contracts, (i) have obtained all permits, licenses, letters, approvals, and certificates that are required under any Environmental Law and (ii) is and has at all times been in compliance with all Environmental Laws including (A) the terms and conditions relating to obtaining and maintaining all permits, licenses, letters, approvals, and certificates issued pursuant to any Environmental Law; (B) the notice, record keeping and reporting requirements thereunder; (C) all applicable writs, orders, judgments, injunctions, governmental communications, decrees, information requests or demands issued pursuant to, or arising thereunder and (D) all requirements relating to the Release of Hazardous Substances and site development and operation.

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(b) To Seller’s Knowledge, (i) the Real Property is not in, nor has it been or is it currently under investigation for, violation of any Environmental Law, (ii) the Real Property has not been subject to a deposit of any Hazardous Substance; (iii) neither Seller nor any third party has Released, used, generated, manufactured, stored, managed, utilized, or disposed in, at, on, or under the Real Property or any off-site location any Hazardous Substance; (iv) there is not now in, on , or under the Real Property any underground or above ground storage tanks or surface impoundments, underground storage vaults or areas, any asbestos containing materials, or any polychlorinated biphenyls used in hydraulic oils, electrical transformers, or other equipment; (v) no threatened or endangered species or protected natural habitat, flora or fauna on the Real Property nor any areas of any lot located therein (or to be located therein) designated as wetlands or otherwise subject to the United States Army Corps of Engineers’ Section 404 permit requirements; (vi) there are no wells, drilling holes, wellheads, or underground storage tanks located on or under the Real Property, and (vii) the Real Property, nor any portion thereof has been used as a landfill, waste disposal site (including construction waste), or burial site.

(c) There is no (and to Seller’s Knowledge, there is no basis for any) Environmental Claim pending or, to Seller’s Knowledge, threatened, anticipated, or contemplated as of the date of this Agreement against Seller or, to Seller’s Knowledge, the landlords under the New Leases or the sellers under the Takedown Contracts, or under any law or regulation with respect to any of the Real Property or Purchased Assets.

(d) None of Seller nor, to Seller’s Knowledge, the landlords under the New Leases or the sellers under the Takedown Contracts has installed, used, generated, treated, disposed of or arranged for the disposal of any Hazardous Substance in a manner so as to create any liability under any Environmental Law.

(e) Seller has delivered to Parent true, correct and complete copies of all environmental audits, environmental compliance, environmental site assessments (including Phase I and Phase II environmental site assessments), occupational health studies, wetlands jurisdictional delineations, reports and investigations of which it is aware relating in any way or relative to the environmental, geotechnical, or physical condition of any of the Real Property or relating to compliance with Environmental Law by Seller, including all written communications (or a summary of any verbal communication) between Seller and any Governmental Authority or third parties relating to or affecting to the Real Property, all of which are further set forth in Section 3.18(e) of the Seller Disclosure Letter.

(f) Seller is not party to any contract that requires Seller to take any action or incur any expenses to remedy non-compliance with any Environmental Law.

3.19 Employee Benefit Plans.

(a) Section 3.19(a) of the Seller Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of all Employee Benefit Plans currently maintained, contributed to, or agreed to, by Seller or any of its ERISA Affiliates.

(b) Each Employee Benefit Plan has been maintained and administered in accordance with ERISA, the Tax Code, and all other Applicable Laws and the regulations thereunder and in accordance with its terms. With respect to each Employee Benefit Plan,

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Seller has provided to Parent a complete and accurate copy of (i) the plan document for such Employee Benefit Plan (where no text exists, a written summary has been provided), (ii) the three most recent annual reports (Form 5500) filed with the IRS, (iii) each trust agreement, group annuity contract, service agreement, and summary plan description, summary of material modifications, if any, and amendments thereto relating to such Employee Benefit Plan, (iv) the most recent opinion, advisory or opinion letter received from the IRS (as applicable), and (v) all rulings, opinions and correspondence issued by the IRS or other Governmental Authority for any Employee Benefit Plan.

(c) All contributions or premiums with respect to the Employee Benefit Plans have been timely paid or accrued consistent with Applicable Law.

(d) With respect to each Employee Benefit Plan (i) there has been no prohibited transaction within the meaning of Section 406 of ERISA and Tax Code Section 4975 (which is not otherwise exempt); and (ii) no fiduciary within the meaning of Section 3(21) of ERISA has breached any fiduciary duty imposed under Title I of ERISA .

(e) Since 2009, neither Seller nor any of its ERISA Affiliates has maintained, contributed to or been obligated to contribute to (i) an Employee Benefit Plan that was ever subject to Section 412 of the Tax Code or Title IV of ERISA; (ii) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA); (iii) a “multiple employer plan” (as defined in Section 4063 of ERISA) or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(f) Seller is not a party to any oral or written compensatory agreement or understanding with any director, executive officer or other employee, or consultant of Seller (i) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Seller of the nature of any of the transactions contemplated by this Agreement, (ii) providing for employment that is not subject to termination by Seller on notice of 30 days or less, (iii) providing severance benefits after the termination of employment of such director, executive officer, employee or consultant, or (iv) the benefits of which shall be increased, or the vesting or payment of the benefits of which shall be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which shall be calculated on the basis of any of the transactions contemplated by this Agreement, except as provided in this Agreement.

(g) There have been no oral or written representations or promises to provide retiree medical or other welfare benefits to any former employee or beneficiaries or dependents of former employees, except as required by Applicable Law.

(h) There is no claim, suit, action, proceeding or investigation pending, or to the Knowledge of Seller, threatened against Seller with respect to any Employee Benefit Plan or against any Employee Benefit Plan, except for routine claims for benefits in the Ordinary Course of Business.

(i) Seller has not announced any plan or commitment, whether legally binding or not, to create an additional Employee Benefit Plan or amend or modify any existing Employee Benefit Plan except as may be required by Applicable Law.

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(j) Each Employee Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Tax Code) that is subject to Section 409A of the Tax Code has since (i) January 1, 2005 (or such later date as Section 409A of the Tax Code first applied to such Employee Benefit Plan), been maintained and operated in good faith compliance with Section 409A of the Tax Code and Notice 2005-1 and (ii) January 1, 2009 (or such later date as Section 409A of the Tax Code first applied to such Employee Benefit Plan), been in documentary and operational compliance with Section 409A of the Tax Code. No Employee Benefit Plan is subject to Section 457A of the Tax Code.

(k) All Employee Benefit Plans that are intended to be qualified under section 401(a) of the Tax Code have received opinion, advisory or determination letters from the IRS to the effect that such Employee Benefit Plans are qualified and the plans and trusts related thereto are exempt from federal income taxes under sections 401(a) and 501(a), respectively, of the Tax Code, no such determination letters have been revoked and revocation has not been threatened, and no such Employee Benefit Plan has been amended or operated since the date of its most recent determination letter or application therefor in any respect, and no act or omission has occurred, that would reasonably be expected to adversely affect its qualification or materially increase its cost to Seller.

(l) Seller has complied in all material respects with the continuation coverage provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 and any applicable state laws mandating welfare benefit continuation coverage for employees (collectively, “COBRA”). Section 3.19(l) of the Seller Disclosure Letter sets forth a complete list of any person who is receiving continuation coverage under COBRA as of the date hereof, and Seller will supplement such list to be complete and accurate as of the Effective Time.

3.20 Compliance with Law.

(a) Seller has complied, and is now and at the Closing Date will be in compliance, with all applicable laws, enactments, statutes, codes, treaties, rules, regulations, ordinances, writs, decrees, certificates, licenses, permits, authorizations, agreements, direction, requirements, judgments and orders of all Governmental Authorities now existing or hereafter enacted, adopted, promulgated, entered, or issued and the terms of any Permits (collectively, “Applicable Laws”) applicable to the Seller, the Business, the Purchased Assets or the Assumed Liabilities.

(b) Seller holds all Permits that are necessary for Seller to conduct the Business as presently conducted without any violation of Applicable Laws, and all such Permits held by Seller are in full force and effect. Since January 1, 2010, Seller has not received any notice or other communication from any Governmental Authority that alleges (i) any actual or possible violation of Applicable Laws or any Permit or any failure to comply with any term or requirement of any Permit, or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Permit. Section 3.20(b) of the Seller Disclosure Letter sets forth a true and correct list of all material Permits.

(c) Neither Seller, nor any officer, director or employee of Seller, nor any agent or representative of Seller, acting in such capacity, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii)

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directly or indirectly violated or taken any act in furtherance of violating any provision of any Applicable Laws relating to anti-bribery or anti-corruption (collectively, the “Anti-Corruption Laws”); or (iii) made any other payment or provided anything of value to anyone in violation of Applicable Laws. In addition, without limiting the foregoing, Seller: (A) has maintained its books and records in a manner that, in reasonable detail, accurately and fairly reflects the transactions and disposition of its assets; (B) has not established or maintained any material fund or asset that has not been recorded in its books and records; and (C) has maintained a system of internal accounting controls and procedures sufficient to provide reasonable assurance of compliance with the Anti-Corruption Laws and other Applicable Laws.

3.21 Employee and Labor Matters.

(a) Section 3.21(a) of the Seller Disclosure Letter lists for each current employee of Seller, such employee’s (i) name, (ii) job title, (iii) location of employment, (iv) annual base compensation or regular hourly rate of pay, (v) bonus opportunity, (vi) status as exempt or non-exempt, (vii) status as full-time, part-time, and/or temporary, (viii) current or anticipated leave status (if applicable, and excluding any scheduled paid time off to be taken in the Ordinary Course of Business), (ix) total compensation paid for prior calendar year, (x) accrued and unused vacation or other paid time off, and (xi) a description of any other accrued and unpaid compensation.

(b) Seller has complied in all material respects, and is now and at the Closing Date will be in material compliance, with all Applicable Laws relating to employment, including laws relating to discrimination, hours of work, the payment of wages or overtime wages, occupational health and safety, workers’ compensation, collective bargaining, equal pay or treatment, parental or other leave and pay, immigration control, information and data privacy and security, and the withholding and payment of social security and other Taxes. To Seller’s Knowledge, there are no complaints, demands, lawsuits, administrative charges, investigations, or other proceedings pending against Seller brought by or on behalf of any current or former applicant for employment, employee, independent contractor, or any class of the foregoing, relating to any such law or regulation, or alleging breach of any express or implied contract of employment, of any law or regulation governing employment or termination thereof, or of any other discriminatory, wrongful, or tortious conduct in connection with the employment relationship.

(c) There are no pending or, to the Knowledge of Seller, threatened investigations, audits, complaints, administrative charges or other proceedings against Seller by or before any Governmental Authority respecting or involving any current or former applicant for employment, any employee, independent contractor, or any class of the foregoing.

(d) Each current employee of Seller has completed and Seller has retained an Immigration and Naturalization Service Form I-9 in accordance with Applicable Laws. No current employee of Seller is an alien who is authorized to work in the United States in non-immigrant status. For each employee whose social security number (or purported social security number) or similar information has appeared on any notification identifying an issue, potential issue, or discrepancy with regard to the employee’s authorization to work, such employee or Seller has resolved in accordance with Applicable Law each discrepancy or non-

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compliance with Applicable Law with respect to such social security number (or, if applicable, such purported social security number) or other discrepancy regarding work authorization.

(e) Except with respect to any accrued and unused vacation or other paid time off for Transferred Employees to be transferred as provided in Section 6.7(c), Seller has paid in full to all current and former Seller employees all wages, salaries, bonuses, vacation and other paid time off, and commissions due and payable to such Seller employees and has fully reserved in its books of account all amounts for wages, salaries, vacation and other paid time off, bonuses, and commissions due but not yet payable to such Seller employees.

(f) Any individual who has performed or is performing services for Seller who has been classified as an independent contractor, as an employee of some other entity whose services are leased to Seller, or as any other non-employee category, has been or is correctly so classified and has not been or is not in fact a common law employee of Seller.

(g) No Seller employee is covered by any collective bargaining agreement, and no collective bargaining agreement is being negotiated by Seller. Seller is not the subject of any proceeding asserting that Seller has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization. There are no pending or, to Seller’s Knowledge, threatened labor strikes, disputes, walkouts, work stoppages, slow-downs or lockouts involving Seller, and there have not been any such actions during the past five years. To Seller’s Knowledge, no union organizing campaign or activity is in progress with respect to any employees of Seller, and no question concerning representation exists respecting such employees.

(h) To Seller’s Knowledge, no current employee has given notice to a Seller representative of his or her intent to terminate employment with Seller.

(i) The employment relationship between Seller and each current employee is “employment at will.”

(j) There are no workers’ compensation claims pending against Seller, nor is Seller, to Seller’s Knowledge, aware of any facts that would give rise to such claim.

(k) Except as disclosed in Section 3.21(a) of the Seller Disclosure Letter, no current employee is receiving short or long-term disability benefits or is on a leave of absence.

(l) Seller has not engaged in any employee layoff or plant closing activities within the last three years that triggered the application of or violated (or would, together with the transactions contemplated by this Agreement, trigger the application of or violate) the WARN Act or any similar state or local mass layoff statute, rule or regulation.

(m) Seller is not a government contractor or subcontractor with any affirmative action obligations under state or federal law.

3.22 Related-Party Transactions. No Seller Member nor any director or officer of Seller or any of its Affiliates (regardless of the capacity of such Person, including as an individual or trustee)

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(a) has been involved in any business arrangement or relationship (including as a party to a contract) with Seller at any time since January 1, 2010 (other than as a director, an employee or an independent contractor providing services to Seller); (b) owns, licenses or leases any material asset used in the business of Seller; or (c) owns, directly or indirectly, any interest in any Person that competes with Seller. None of such arrangements are necessary for the continued conduct of the business of Seller after the Closing in substantially the same manner as conducted prior to the Closing and the termination of such arrangements.

3.23 Business Collateral. Section 3.23 of the Seller Disclosure Letter lists each letter of credit, escrowed funds, guarantee, surety bond or other collateral given by or on behalf of Seller (the “Business Collateral”). Each item of Business Collateral was entered into in the Ordinary Course of Business and relates to the Purchased Assets. None of the Business Collateral has been drawn against.

3.24 Home Warranty Obligations.

(a) Each Housing Unit and any other product constructed, manufactured, sold, leased or delivered by Seller (including Housing Units that are partially constructed as of the Closing) is and was at all times when such actions occurred in conformance with the terms and conditions set forth on Section 3.24(b) of the Seller Disclosure Letter and all applicable contractual obligations and all applicable warranties, whether express, implied or imposed by contract or statute (collectively, the “Home Warranty Obligations”).

(b) Section 3.24(b) of the Seller Disclosure Letter contains copies of Seller’s standard terms and conditions of sale (including applicable guarantee, warranty and indemnity provisions), and no Housing Unit or other product manufactured, sold, leased or delivered by Seller is subject to any guarantee, warranty or other indemnity beyond such applicable standard terms and conditions of sale and lease. Seller has provided a true and correct list of each customer to whom Seller has outstanding Home Warranty Obligations.

(c) Section 3.24(c) of the Seller Disclosure Letter sets forth a true, correct and complete summary of Seller’s historical warranty experience.

3.25 Covenants, Conditions and Restrictions. All Housing Units sold by or subject to a Retail Sales Contract with Seller or otherwise constructed or in the process of construction on the Real Property conform with the requirements of any applicable covenants, conditions, restrictions and declarations (the “CCRs”) and the building plans for such Housing Units have received all requisite approvals required pursuant to the CCRs; true, correct and complete copies of any and all approvals and applications and plans and specifications submitted in connection therewith of which have been delivered by Seller to Buyer. Seller has not received any notices of, nor to Seller’s Knowledge, is there any pending, anticipated, contemplated or threatened violation of any CCRs. Section 3.25 of the Seller Disclosure Letter sets forth any special designation or status that has been given to Seller under any CCRs in its capacity as a home builder or developer (e.g., a “Builder”, “Developer” or similar term), to the extent that Seller’s designation or status as such is not expressly set forth in the recorded CCRs.

3.26 Retail Sales Contracts. Section 3.26 of the Seller Disclosure Letter lists as of the date hereof all of the retail sales agreements Seller has entered into concerning the sale and delivery of Housing Units within the Real Property which have not yet closed (the “Retail Sales Contracts”), the

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earnest money deposits made pursuant thereto, the commissions (brokerage or other) due in connection therewith, the sales price thereunder (including all upgrades, incentives, credits etc.) and the anticipated closing date thereunder. Each of the Retail Sales Contracts complies with Applicable Laws and is valid, binding and in full force and effect, is free of default and is not void, voidable or subject to cancellation or rescission (other than pursuant to the customary contingencies set forth in such Retail Sales Contracts). True and complete copies of the Retail Sales Contracts have been delivered to Buyer. All earnest money deposits received by Seller for Housing Units have been received and held by Seller in accordance with Applicable Laws and the terms of each applicable Retail Sales Contract. No reservation or other deposits have been accepted. The amount of all such earnest money deposits has been fully reflected as a liability on the Seller’s balance sheet, and will be included as a liability in the calculation of Equity Value. No Retail Sales Contract requires consent of the applicable buyer under such Retail Sales Contract in order to transfer such Retail Sales Contract (or any deposit under such Retail Sales Contract) to Buyer in accordance with the terms of such Retail Sales Contract.

3.27 Homeowners’ Associations. All of the Associations controlled by Seller, or to Seller’s Knowledge controlled by third parties, are in accordance with Applicable Laws, and have been duly organized and are in good standing under Applicable Laws, and have been operated and managed by Seller, or to Seller’s Knowledge by third parties, in accordance with Applicable Laws and all organizational documents applicable thereto, including the articles of incorporation, bylaws, CCRs applicable to each Association, and declaration of condominium applicable to each such Association. To Seller’s Knowledge, the homeowners or members of each Association are in material compliance with the articles of incorporation, bylaws, CCRs applicable to each Association, and declaration of condominium applicable to each such Association. The minute books of all Associations shall be made available to Buyer and shall be delivered to Buyer at Closing. Section 3.27 of the Seller Disclosure Letter sets for the financial accounts of each Association, the contact information for Association, and identifies any Seller appointed or representative members to any boards of such Associations.

3.28 Disclosure. No representation or warranty by Seller in this Agreement and no statement contained in the Seller Disclosure Letter or any certificate or other document furnished or to be furnished to Buyer or otherwise made by Seller or any Seller Member in connection with this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

3.29 No Brokers; Fees. Except for Builder Advisor Group, whom shall be compensated by Seller pursuant to a separate written agreement, none of Seller, Seller Members or any Affiliate of Seller or any Seller Member is obligated for the payment of any fees or expenses of any investment banker, broker, finder or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the transactions contemplated by this Agreement, and neither Parent nor Buyer will incur any liability, either directly or indirectly, to any such investment banker, broker, finder or similar party as a result of this Agreement, the transactions contemplated by this Agreement or any act or omission of Seller, any Seller Member or any of their respective employees, officers, directors, stockholders, agents or Affiliates.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND BUYER

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Parent and Buyer, jointly and severally, represent and warrant to Seller that the statements contained in this Article IV are true and correct.

4.1 Organization, Standing and Power. Each of Parent and Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease, and operate its properties and assets and to carry on its business as now being conducted, and is duly qualified to do business and, where applicable as a legal concept, is in good standing as a foreign corporation in each jurisdiction in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification necessary, except for such failures to be so organized, qualified or in good standing, individually or in the aggregate, that would not have a Parent Material Adverse Effect.

4.2 Authority; No Conflict; Required Filings and Consents.

(a) Each of Parent and Buyer has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by Parent and Buyer have been duly authorized by all necessary corporate action on the part of each of Parent and Buyer. This Agreement has been duly executed and delivered by each of Parent and Buyer and constitutes the valid and binding obligation of each of Parent and Buyer, enforceable against each of them in accordance with its terms, subject to the any applicable bankruptcy, reorganization, insolvency, moratorium, or other similar Applicable Laws affecting creditors’ rights generally and principles governing the availability of equitable remedies.

(b) The execution and delivery of this Agreement by each of Parent and Buyer do not, and the consummation by Parent and Buyer of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation or breach of, any provision of the article or certificate of incorporation or bylaws of Parent or Buyer, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, require a consent or waiver under, constitute a change in control under, require the payment of a penalty under or result in the imposition of any Lien on Parent’s or Buyer’s assets under, any of the terms, conditions or provisions of any lease, license, contract or other agreement, instrument or obligation to which Parent or Buyer is a party or by which any of them or any of their properties or assets may be bound, or (iii) subject to compliance with the requirements specified in Section 4.2(c), conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or Buyer or any of its or their respective properties or assets, except in the case of clauses (ii) and (iii) of this Section 4.2(b) for any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations, losses, penalties or Liens, and for any consents or waivers not obtained, that, individually or in the aggregate, would not have a Parent Material Adverse Effect.

(c) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Authority or any stock market or stock exchange on which shares of Parent’s common stock are listed for trading is required by or with respect to Parent or Buyer in connection with the execution and delivery

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of this Agreement by Parent or Buyer or the consummation by Parent or Buyer of the transactions contemplated by this Agreement, except for customary public company disclosures to the Securities and Exchange Commission and Nasdaq.

(d) No vote of the holders of any class or series of Parent’s capital stock or other securities is necessary for the consummation by Parent of the transactions contemplated by this Agreement.

4.3 Litigation. As of the date of this Agreement, there is no lawsuit or other legal proceeding pending or, to the knowledge of Parent or Buyer, threatened, against Parent or Buyer challenging the transactions contemplated by this Agreement.

4.4 Financing. Parent and Buyer have access to sufficient funds to perform all of their respective obligations under this Agreement and to consummate the transactions contemplated by this Agreement, subject to receipt of the Financing.

4.5 No Brokers; Fees. No broker, finder, investment banker, valuation firm or any other Person is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Buyer for which Seller or any Seller Member will have any liability.

ARTICLE V

CONDUCT OF BUSINESS

5.1 Covenants of Seller. During the period commencing on the date of this Agreement and ending at the Closing or such earlier date as this Agreement is terminated in accordance with its terms (the “Pre-Closing Period”), Seller shall carry on the Business in the Ordinary Course of Business and shall use commercially reasonable efforts to maintain and preserve its business organization, assets and properties and preserve its business relationships with customers, strategic partners, suppliers, distributors and others having business dealings with it. Further, and without limiting the foregoing, during the Pre-Closing Period Seller shall not, directly or indirectly, do any of the following without the prior written consent of Parent:

(a) amend its articles of organization or operating agreement;

(b) make any expenditure or commitment in any way related to or affecting the Business in an amount in excess of $10,000 (in any one case) or $25,000 (in the aggregate), except in the Ordinary Course of Business;

(c) enter into any contract, covenant, instrument, lease, license or commitment in any way related to or affecting the Business, or terminate, extend, amend or modify the terms of any agreement, contract, covenant, instrument, lease, Real Property Lease, license or commitment in any way related to or affecting the Business to which Seller is a party or by which either or any of their assets is bound except for terminations, extensions, amendments or modifications in the Ordinary Course of Business and not relating to Seller Material Contracts;

(d) enter into any inbound license agreement with respect to Intellectual Property with any third party (other than inbound “shrink-wrap” and similar publicly available

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commercial end-user licenses) or transfer to any Person or entity any Intellectual Property, in each case in any way related to or affecting the Business;

(e) commence or settle any litigation;

(f) hire or fire any employees, independent contractors, or other consultants, except to the extent in the Ordinary Course of Business consistent with Seller’s employment policies;

(g) enter into any non-compete, non-solicit or any other agreement under which Parent, Buyer or any of their Affiliates, following the Effective Time, could be restricted from engaging in any business, operating in any market, or offering any product or services to customers or potential customers or any class of customers;

(h) pay, discharge or satisfy, in an amount in excess of $10,000 (in any one case) or $25,000 (in the aggregate), any claim, liability or obligation in any way related to or affecting the Business (absolute, accrued, asserted or unasserted, contingent or otherwise) except in the Ordinary Course of Business;

(i) incur or become a guarantor with respect to any Indebtedness;

(j) declare, set aside or pay any dividend on, or make any other distribution in respect of, any of its membership or equity interests or other securities;

(k) purchase, redeem or otherwise acquire any equity interest or any other security of Seller or any right, warrant or option to acquire any such equity interest or other security;

(l) sell, lease, license, pledge, or otherwise dispose of or encumber any material properties or material assets of Seller other than in the Ordinary Course of Business;

(m) except as required to comply with Applicable Law (i) adopt, enter into, terminate or amend any employment, collective bargaining agreement or Employee Benefit Plan; (ii) increase the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee; (iii) accelerate the payment, right to payment or vesting of any compensation or benefits, other than as contemplated by this Agreement; (iv) grant any stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock; or (v) take any action to fund or in any other way secure the payment of compensation or benefits under any Employee Benefit Plan;

(n) enter into or amend any arrangement or relationship of the type described in Section 3.22 of this Agreement;

(o) take any of the actions described in Section 3.6 of this Agreement;

(p) enter into any contract, agreement, writing or instrument that will affect the marketability of title to any part of the Real Property;

(q) allow, commit or cause any portion of the Real Property to have debris, trash or waste or otherwise become a nuisance;

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(r) terminate, modify or amend any insurance policy or Business Collateral;

(s) purchase, commit to purchase or otherwise acquire or commit to acquire any Real Property or interest in any real property; or

(t) authorize any of, or commit or agree, in writing or otherwise, to take any of the foregoing actions.

5.2 Notification of Certain Matters. During the Pre-Closing Period, Seller shall give prompt notice to Parent of (a) the occurrence, or failure to occur, of any event, which occurrence or failure to occur is reasonably likely to cause any representation or warranty of Seller contained in this Agreement to be untrue or inaccurate in any material respect, in each case at any time from and after the date of this Agreement until the Closing or (b) any material failure of Seller to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. Notwithstanding the above, the delivery of any notice pursuant to this Section 5.2 will not limit or otherwise affect the remedies available hereunder to Parent or Buyer or the conditions to Parent and Buyer’s obligation to consummate the transactions contemplated by this Agreement.

5.3 Access to Information. During the Pre-Closing Period, Seller shall afford to Parent’s officers, employees, accountants, counsel and other representatives, reasonable access, upon reasonable notice, during normal business hours and in a manner that does not unreasonably disrupt or interfere with business operations, to all of its properties, books, contracts, commitments, personnel and records as Parent shall reasonably request, and, during such period, Seller shall furnish promptly to Parent all other information concerning its business, properties, assets and personnel as Parent may reasonably request. Parent will hold any such information which is nonpublic in confidence in accordance with the Confidentiality Agreement.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Preparation of Financial Information. Seller and Seller Members shall provide such assistance as Parent, Buyer and their Affiliates may reasonably request with respect to any financial statements regarding the Business, audits of the Business, any private debt or equity financings and any public company securities filings or compliance, including providing access to books and records, auditor’s work papers and other documents relating to the Business pre-Closing, providing access to personnel, providing consents or waivers of conflicts to allow auditors to work with Parent, Buyer or their Affiliates and providing similar cooperation. Buyer agrees to reimburse Seller and its Affiliates for their reasonable and documented out-of-pocket costs and expenses incurred in connection with their obligations under this Section 6.1.

6.2 Actions to Close Transaction.

(a) Subject to the terms hereof, Seller and Parent shall each use its commercially reasonable efforts to:

(i) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to fulfill and cause to be satisfied, the conditions in Article VIII (but with

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no obligation to waive any such condition) and to consummate and make effective the transactions contemplated hereby as promptly as practicable;

(ii) as promptly as practicable, obtain from any Governmental Authority or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made by Seller or Parent or any of their Affiliates in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby;

(iii) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the transactions contemplated hereby required under (A) any applicable federal or state securities laws and (B) any other Applicable Law; and

(iv) execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

(b) At or prior to Closing, each of Seller and Parent shall give (or Parent shall cause Parent’s Subsidiaries to give) any notices to third parties, and use, and cause their Subsidiaries, as applicable, to use, their commercially reasonable efforts to obtain any third-party consents required in connection with the transactions contemplated by this Agreement that are (i) necessary to consummate the transactions contemplated hereby, (ii) disclosed or required to be disclosed in Seller Disclosure Letter, or (iii) required to prevent the occurrence of an event that would reasonably be expected to have a Seller Material Adverse Effect or a Parent Material Adverse Effect prior to or after the Effective Time.

6.3 Public Disclosure. Seller acknowledges that Parent intends to issue a press release and make public filings that include this Agreement and a summary of its terms, and Seller consents to such disclosures (and subsequent disclosures consistent therewith) notwithstanding anything to the contrary in the Confidentiality Agreement. Parent will provide Seller with a reasonable opportunity to review and comment on its proposed initial press release prior to its issuance. Neither Seller nor the Seller Members shall make any press release or other public statement regarding this Agreement without the prior consent of Parent.

6.4 Exclusivity. Neither Seller nor any Seller Member will, directly or indirectly, through any representative or otherwise (a) solicit, or entertain offers from, negotiate with or in any manner initiate, encourage the submission of, discuss, accept or consider any inquiry, contact, proposal or offer from any Person or entity relating to the acquisition of any capital stock or other voting securities, or any substantial portion of the assets or business, of Seller (including any acquisition structured as a merger, consolidation, share exchange, or otherwise) or (b) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person or entity to do or seek any of the foregoing. Seller will notify Parent of any such inquiry, contact, proposal, or offer within 24 hours of receipt or awareness thereof. Seller and Seller Members, in consultation with Parent, shall require any Person who has received confidential information from Seller or Seller Members in connection with any of the foregoing to return or destroy such information.

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6.5 Confidentiality.

(a) The parties acknowledge that Parent and Seller have previously executed a confidentiality agreement, dated as of October 3, 2014 (the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly modified herein, until the Closing, at which time it shall terminate.

(b) From and after the date hereof, Seller and each Seller Member shall maintain in confidence, and each shall cause its agents, representatives and Affiliates to maintain in confidence, and none of them shall use to the detriment or competitive disadvantage of Parent, Buyer or their Affiliates, any information obtained in confidence from Parent, Buyer or their Affiliates in connection with this Agreement or any of the transactions contemplated hereby and, after Closing, the confidential, proprietary or other non-public information of Seller relating to the Business. The foregoing covenants shall not apply (i) with respect to information that is already known to a party or to others not bound by a duty of confidentiality or such information that becomes publicly available through no fault of such party; (ii) to the extent necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the transactions contemplated by this Agreement; and (iii) to the extent required under Applicable Law, including reporting the transactions contemplated by this Agreement on Tax Returns and disclosure requirements under the federal securities laws and the rules and regulations issued thereunder. If the transactions contemplated by this Agreement are not consummated, Seller and Seller Members shall return or destroy as much of confidential information received from Parent, Buyer or their Affiliates as Parent may reasonably request.

6.6 Restrictive Covenants.

(a) Non-Competition and Non-Solicitation Covenants. To further ensure that Buyer receives the expected benefits of acquiring the Business, Seller and Seller Members agree that (subject to the other terms of this Section 6.6), throughout the period that begins at the Closing and ends on the third anniversary of the Closing Date (the “Restricted Period”), none of Seller, the Seller Members and their Affiliates (collectively, the “Restricted Parties”) will, directly or indirectly, except in the course of a Seller Member’s employment with Parent or one of its Affiliates:

(i) engage in the Business in any market in greater Charlotte, North Carolina area (including the Charlotte-Concord Combined Statistical Area) (collectively, the “Restricted Area”);

(ii) own, operate, solicit, be a partner, stockholder, co-venturer or otherwise invest in, lend money to, consult with, manage or render services to, act as agent for, license any Intellectual Property to, or acquire or hold any interest in, any Person that engages in the Business in Restricted Area; or

(iii) solicit for employment or otherwise attempt to employ any employee or independent contractor of Parent, Buyer or their Affiliates (including any current employee or independent contractor of Seller who is hired by any of them) or otherwise interfere with or disrupt any such employment relationship (contractual or other) of Parent, Buyer or their Affiliates.

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(b) Exceptions. The limitation in Section 6.6(a)(ii) shall not restrict owning or acquiring 5% or less of the outstanding securities of a public company. In addition, the limitations in Section 6.6(a)(i) and (ii) shall not restrict the activities described on Schedule 6.6(b), subject to strict compliance with the other provisions of this Agreement.

(c) Right of First Offer/Right of First Refusal. Throughout the Restricted Period, if any Restricted Party, directly or indirectly, acquires, owns, maintains, develops, sells or has an option or right to acquire any real estate that may be suitable for residential real property land projects (the “Restricted Property”), then Parent shall have a right of first offer and/or a right of first refusal (which may be exercised directly by Parent or by an Affiliate designated by Parent) with respect to said Restricted Property as follows:

(i) Solicited Offers. Prior to any Restricted Party soliciting offers on or selling all or any portion of the Restricted Property, such Restricted Party shall promptly provide written notice to Parent of the such Restricted Party’s intent to sell said Restricted Property (the “ROFO Notice”), which ROFO Notice shall specify the terms, conditions and purchase price upon which such Restricted Party intends to market such Restricted Property. If Parent desires to accept such offer, Parent shall, within fifteen Business Days after its receipt of the ROFO Notice, give the applicable Restricted Party written notice to such effect (the “ROFO Acceptance Notice”).

(ii) Unsolicited Offers. If any Restricted Party otherwise receives an offer to purchase all or any portion of the Restricted Property or otherwise intends to sell all or any portion of the Restricted Property, in each case on terms and conditions satisfactory to such Restricted Party, then such Restricted Party shall promptly provide written notice to Parent of such Restricted Party’s intent to sell said Restricted Property (each, a “ROFR Notice”; the ROFO Notices and ROFR Notices, collectively, being the “ROFO/ROFR Notices”), which ROFR Notice shall specify the terms, conditions and purchase price offered by the offeror. If Parent desires to accept such offer, within fifteen Business Days after its receipt of the ROFR Notice, Parent shall give the applicable Restricted Party written notice to such effect (each, a “ROFR Acceptance Notice” the ROFO Acceptance Notices and ROFR Acceptance Notices, collectively, being the “ROFO/ROFR Acceptance Notices”).

(iii) Procedures Following Acceptance by Parent. In the event that Parent gives a ROFO/ROFR Acceptance Notice within the specified time period, then the applicable Restricted Party and Parent shall cooperate in good faith, to enter into a purchase agreement within sixty days after the giving of such ROFO/ROFR Acceptance Notice, such purchase agreement to be on the terms and conditions set forth in the ROFO/ROFR Notice and otherwise substantially in the form of the contracted attached hereto as Exhibit B (the “ROFO/ROFR Contract Form”), subject to such mutually agreed modifications as may be reasonably necessary in light of the property, terms and structure of the transaction.

(iv) Procedures Following Non-Acceptance by Parent. In the event that Parent (a) notifies the applicable Restricted Party that it is not interested in acquiring the Restricted Property subject to a ROFO/ROFR Notice or (b) fails to provide a ROFO/ROFR Acceptance Notice within the applicable time period, then such Restricted Parties shall be free to convey the Restricted Property in the applicable

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ROFO/ROFR Notice to any other person at a price no less than 95% of the price set forth in the applicable ROFO/ROFR Notice on other terms and conditions substantially the same as those set forth in the ROFO/ROFR Notice. If, after such non-acceptance, (i) any Restricted Property included in the original applicable ROFO/ROFR Notice is not under contract to sell to a third party within six months after delivery of such ROFO/ROFR Notice and the Restricted Party persists in its desire to sell same, or (ii) the Restricted Party desires to sell any portion of the Restricted Property included in the original applicable ROFO/ROFR Notice at a price that is less than 95% of the price set forth in such original ROFO/ROFR Notice or on other terms and conditions that are not substantially the same as those set forth in such original ROFO/ROFR Notice, then such Restricted Party shall provide Parent with an additional ROFR Notice or ROFO Notice, as applicable, with respect to such Restricted Property and otherwise comply once again with the foregoing provisions in the same manner as provided in this Section 6.6(c); provided, however, that with respect to prospective sales following a ROFO Notice or ROFR Notice delivered pursuant to this Section 6.6(c)(iv), Parent shall deliver its ROFO/ROFR Acceptance Notice to such second ROFO/ROFR Notice within five Business Days after receipt thereof.

(v) Restricted Property. The provisions of this Section 6.6(c) shall apply independently to real property that is reasonably distinguishable (by virtue of its condition, state of development, subdivision, bundling with other real estate, or other factors) from other real property, notwithstanding the fact that the land included in such real properties may overlap or be identical, and each distinguishable real property shall be considered a distinct Restricted Property. For example, buildable lots within a residential community shall be distinct Restricted Property from subdivided but undeveloped lots and from the original raw land, and any proposed sale of such buildable lots will be independently subject to the provisions of this Section 6.6(c) notwithstanding the fact that such real property may previously have been subject to the provisions of this Section 6.6(c) as raw land and as subdivided undeveloped lots. For the avoidance of doubt, the real property relating to Seller’s “Palisades” project (other than developed multi-family projects not otherwise constituting Restricted Property) and the real property received in the exchange transaction contemplated by Section 7.2 shall be Restricted Property subject to this Section 6.6(c).

(d) Equitable Relief. Seller specifically acknowledges and agrees that (i) this Section 6.6 and similar provisions set forth in the Employment Agreement and any other Seller Ancillary Document are reasonable and necessary to ensure that Parent and Buyer receive the expected benefits of acquiring the Business; (ii) Parent and Buyer have refused to enter into this Agreement in the absence of such provisions; and (iii) breach of such provisions will harm Parent and Buyer to such an extent that monetary damages alone would be an inadequate remedy and Parent and Buyer would not have an adequate remedy at law. Therefore, in the event of a breach by Seller or any Seller Member of this Section 6.6, the Employment Agreement and any other Seller Ancillary Document, (A) Parent and Buyer (in addition to all other remedies Parent and Buyer may have) will be entitled to seek an injunction and other equitable relief (without posting any bond or other security) restraining Seller from committing or continuing such breach and to enforce specifically this Agreement and its terms and (B) the duration of the Restricted Period will be extended with respect to

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Seller and any breaching Seller Member beyond its then-scheduled termination date for a period equal to the duration of such breach.

6.7 Employee Matters.

(a) Seller shall afford Parent, Buyer or their Affiliates (including Avatar Properties, Inc.) a reasonable opportunity to interview Seller’s employees for prospective employment by Parent, Buyer or their Affiliates if so requested by Parent, and shall not attempt to retain in Seller’s employ any such employees whom Parent, Buyer or their Affiliates desires to hire, or to otherwise interfere with Parent, Buyer or their Affiliates’ discussions with such employees. Parent, Buyer or their Affiliates shall be entitled (but shall have no obligation) to offer employment to any such person, on terms and conditions established by Parent, Buyer or their Affiliates, to be effective on such date as selected by Parent, Buyer or their Affiliates in their discretion. Seller will furnish to Parent, Buyer or their Affiliates such information in its personnel files as Parent, Buyer or their Affiliates may reasonably request in connection with determining whether to offer employment to any person presently employed by Seller in the Business. Seller will use its commercially reasonable efforts to assist Parent, Buyer or their Affiliates in ensuring that all such employees who receive an offer of employment from Parent, Buyer or their Affiliates accept such offer on the terms and conditions offered by Parent, Buyer or their Affiliates. Such efforts by Seller shall include immediately informing Parent if Seller learns that any such employee is contemplating declining Parent, Buyer or their Affiliates’ employment offer and encouraging any such employee to accept Parent, Buyer or their Affiliates’ employment offer, as applicable. Parent, Buyer or their Affiliates may refrain from offering employment to any person for any reason.

(b) Effective immediately prior to the Closing Date, Seller shall terminate the employment of each person who is employed by Seller in the conduct of the Business and who receives an offer of employment by Parent, Buyer or their Affiliates effective as of the Closing Date. Each such person who accepts such employment is (whether effective at or after the Closing) referred to as a “Transferred Employee.” Except as set forth in an Employment Agreement or other employment agreement duly executed by the applicable employer, such employment shall be “at will.”

(c) Accrued vacation and other paid time off for the Transferred Employees will not be paid to such Transferred Employees but shall instead be reflected as a liability in the calculation of Equity Value and, to the extent so reflected, shall be credited by Parent, Buyer or their Affiliates as a rollover of such accrued paid time off and vacation for such Transferred Employees. Seller shall fully reserve on the Estimated Closing Statement all amounts for accrued vacation and other paid time off for Seller’s employees.

(d) Seller shall be responsible for all liabilities and obligations relating to or arising out of the employment, engagement, remuneration, or cessation of employment with Seller of the Transferred Employees (and the dependents of such Transferred Employees), including with respect to all periods prior to and including each such employee’s last day of employment with Seller, except for accrued vacation and other paid time off that is included as a liability in the calculation of Equity Value in accordance with Section 6.7(c). Seller shall pay each Transferred Employee all accrued wages, salary, commission (except for ordinary course commissions not yet due or payable with respect to Retail Sales Contracts closing

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after the Closing, set forth on Section 3.26 of the Seller Disclosure Letter), bonus, and other employee compensation and benefits (except for accrued vacation and other paid time off that is included as a liability in the calculation of Equity Value in accordance with Section 6.7(c)) related to employment with Seller for all periods through the date of termination of each such employee’s employment with Seller in a timely fashion and not later than the date such payment is required by law or the provisions of any benefit plan or contract under which such compensation is or becomes duly payable. In addition, for each Transferred Employee, Seller shall pay or provide for all Employee Benefit Plans and other employee benefits maintained by Seller for all periods prior to the termination of each such employee’s employment with Seller, all in accordance with Applicable Law.

(e) Parent, Buyer or their Affiliates shall cause employee benefits to be made available to each Transferred Employee eligible to participate in accordance with the terms of Parent, Buyer or their Affiliates’ employee benefit plans, as applicable; provided, however, that Parent may elect to instead continue certain employee benefit plans provided under third party contracts and, in such case, Seller will cooperate to effect the transfer of such third party contracts. Service with Seller prior to the Closing Date will generally be recognized as if it had been service with Parent, Buyer or their Affiliates, as applicable, for purposes of determining eligibility for Parent, Buyer or their Affiliates’ insured medical, dental, life insurance, and other insured welfare benefit plans, and for purposes of determining eligibility and the amount of vacation or paid time off under Parent, Buyer or their Affiliates’ vacation or paid time off policies (in each case subject to Applicable Laws and the terms of such plans and policies), but will not be recognized for any other purposes under these plans or for any purposes under any of Parent, Buyer or their Affiliates’ other benefit plans, programs, policies, or arrangements.

(f) Seller and Parent shall cooperate in good faith to identify any potential plant closing, mass layoff, reduction in force, or other similar event requiring notice pursuant to the WARN Act or any similar state or local regulation, with respect to the employees of the Business in connection with the consummation of the transactions on the Closing Date. Parent shall have the opportunity to review and approve any notice or employee communication or other communication provided under this section. Seller shall comply with the notice requirements and all other provisions of the WARN Act and any similar state or local regulation with respect to any event occurring at or prior to the Closing and with respect to any employees of the Business who are not hired by Parent, Buyer or their Affiliates, whether such event occurs prior, at, or after the Closing, and shall be responsible for all liabilities and obligations in connection therewith, including any claims or demands arising from Parent, Buyer or their Affiliates’ review of Seller’s employees and their decision not to offer employment to an employee, and any severance amounts to which employees may be entitled to under any severance pay plan of Seller in effect on the Closing Date.

(g) For the avoidance of doubt, Seller shall remain responsible for liabilities, including payment of all wages, salary, commission, bonus, vacation and other paid time off, and other employee compensation and benefits for all periods, with respect to employees of Seller who do not become Transferred Employees, and shall satisfy all obligations imposed by Applicable Law (including COBRA) relating to health and other benefit continuation privileges of any employee or former employee (or dependent of such an employee) of Seller, whether terminated by Seller incident to the Closing or otherwise.

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6.8 Certain Home Warranty Obligations.

(a) For a period beginning on the Closing Date and ending on the second anniversary thereof, Buyer will provide warranty administration service, on behalf of and at the sole cost and expense of Seller, with respect to Seller’s Home Warranty Obligations to customers who closed on purchases of Housing Units from Seller on or prior to the Closing Date. Buyer’s obligations under this Section 6.8 are limited to receiving and processing requests from such customers for warranty service pursuant to the Home Warranty Obligations and coordinating the delivery of warranty service for the account of Seller in accordance with this Section 6.8.

(b) The Home Warranty Obligations remain liabilities of the Seller, and in no event shall any of Parent, Buyer or any of their Affiliates have any responsibility or liability for the Home Warranty Obligations (except as expressly set forth in this Section 6.8(b) with respect to the warranty reserve and Warranty Threshold). The costs of satisfying any Home Warranty Obligations shall be satisfied by recourse to, in order, (i) any applicable insurance policy purchased by Seller, then (ii) any warranties provided by third party contracts, then (iii) the warranty reserve existing on the balance sheet of Seller as of the Closing Date, to the extent reflected as a liability in the final calculation of Equity Value, then (iv) subject to the Warranty Threshold, (A) the Holdback Amount, then (B) an offset against any earned but unpaid Earn-Out Payment, then (C) by Seller or the Seller Members. Buyer may not recover the costs of satisfying any Home Warranty Obligations pursuant to the foregoing clause (iv) until the aggregate amount of such costs exceeds $150,000 (the “Warranty Threshold”) , at which time Buyer may recover all of such costs pursuant to the foregoing clause (iv) (including those equal to or less than the Warranty Threshold).

(c) Parent, Buyer and their Affiliates shall be entitled to prompt reimbursement from Seller of all costs and expenses incurred by any of them in connection with the provision of warranty administration services, including a reasonable allocation of their overhead expenses, out-of-pocket costs and expenses of collecting insurance proceeds and/or enforcing warranties under third party contracts, all costs and expenses incurred for any repair or service work, and any payments made to satisfy Home Warranty Obligations. Except as set forth in this Section 6.8(c), but without limiting Section 6.8(b), Buyer will receive no compensation for the provision of warranty administration service pursuant to this Section 6.8.

(d) Seller and Seller Members will cooperate with Buyer in connection with the efficient delivery of warranty administration services, including making available all Records with respect to the Home Warranty Obligations and any potential defects.

(e) Buyer shall perform the warranty administration services in a manner and at a level of service generally consistent with the provision of such services by Seller in connection with the conduct of the Business immediately prior to the Closing Date. Buyer makes no representations and warranties of any kind, implied or expressed, with respect to the warranty administration services, including no warranties of merchantability or fitness for a particular purpose, which are specifically disclaimed.

(f) The services to be provided by Buyer pursuant to this Section 6.8 are those of an independent contractor and nothing contained herein shall be construed as creating a

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partnership, joint venture, agency, trust or other association of any kind, each party being individually responsible only for its obligations as set forth in this Agreement. Nothing herein shall be deemed to constitute an employment relationship between Seller and the employees of Buyer engaged in providing the warranty administration services.

(g) The calculation of Equity Value shall include as a liability an appropriate accrual, consistent with industry practice and the historical claims experience of Seller, adequately reflecting the amount of the Home Warranty Obligations.

6.9 Substitution of Collateral. For and at the Closing, or promptly thereafter, Buyer will use its commercially reasonable efforts to secure the unconditional release and, as appropriate, return to Seller any Business Collateral, in each case to the extent pertaining to any of the Purchased Assets or Assumed Liabilities, but not meaning any such collateral that is a Purchased Asset).

6.10 Name Change. As soon as practicable, but in any event within five Business Days after the Closing, Seller will, and, if applicable, will cause each of its Affiliates to (a) amend its articles of organization, and take all other actions necessary, to change its name and all names under which it does business to a name that does not include the words “Bonterra” and that does not otherwise imply any affiliation with Parent, Buyer or any of their respective Affiliates, and (b) give to Buyer a true, correct and complete copy of the filings with the applicable Governmental Authorities showing that such name changes occurred. Buyer may change its name after the Closing to “Bonterra Builders, LLC” or to otherwise include the words “Bonterra” in Buyer’s name, and Seller will and, if applicable, will cause each of its Affiliates to, execute and deliver any written consent or other documentation that may be required by the North Carolina Secretary of State or other Governmental Authority to facilitate such name change by Buyer. Neither Seller nor any Seller Member (except in a Seller Member’s capacity as an employee of an Affiliate of Parent) will use a name after the date hereof that includes the word “Bonterra” or that otherwise implies any affiliation with Parent, Buyer or any of their respective Affiliates, including on letterhead or other correspondence, employee business cards, accounts or signage.

6.11 Home Design Plans. Seller shall use commercially reasonable efforts to obtain, from each Person who contributed to the creation or development of, or otherwise has any rights to, any of the Purchased Intellectual Property (including architectural, building, and engineering designs, drawings, specifications, plans used by Seller), documentation, in form and substance reasonably satisfactory to Parent, confirming the rights of Seller (and, after the Closing, the Buyer) to use such Intellectual Property. This Section 6.11 shall not be construed as limiting any of Seller’s representations, warranties or covenants hereunder, or the remedies of Parent and Buyer with respect thereto.

6.12 Construction Management. Effective following the Closing, Seller hereby engages Buyer as construction manager to construct (or complete construction of) a Housing Unit on the Replacement Home Property, all for the account of and at the cost of Seller and as further described on Schedule 6.12.

6.13 Affiliated Transactions. Seller and Seller Members shall cause all outstanding payables or receivables between Seller, on the one hand, and any Seller Member or Affiliate of any Seller Member, on the other hand, to be fully settled as of immediately prior to the Closing.

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6.14 Consent of Seller Members. By execution of this Agreement, each Seller Member hereby consents and agrees to the entry by Seller and Seller Members into this Agreement and the Seller Ancillary Documents and the consummation of the transactions contemplated hereby and thereby. Each Seller Member further waives any other come-along and tag-along rights, all rights of co-sale and redemption, all rights of first refusal, purchase rights and options to purchase, all consent or notice rights and other similar rights arising under the Amended and Restated Operating Agreement of Seller or otherwise in connection with this Agreement and the Seller Ancillary Documents and consummation of the transactions contemplated hereby and thereby.

6.15 Further Assurances. Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to this Agreement and the transactions contemplated hereby.

ARTICLE VII

TAX MATTERS

7.1 Property Taxes; Transfer Taxes.

(a) In the case of real property Taxes, personal property Taxes, and special assessments relating to the Purchased Assets, Seller shall pay, on or prior to the Closing Date, all such taxes and installments of special assessments payable with respect to any year prior to the year of Closing. Taxes for the year of Closing shall be pro-rated. Real estate Taxes and personal property Taxes for the year of Closing shall be prorated on the following basis: (i) if a Tax bill for the year of Closing is available, then proration shall be based upon the current bill; (ii) if the assessment for the year is available, but not the actual Tax bill, then proration shall be based upon the assessment; or (iii) if neither the assessment for the year nor the Tax bill is available, then proration shall be based upon the prior year’s Tax bill. If Tax statements for any Purchased Assets are sent directly to Seller by a Tax authority or other Governmental Authority after the Closing Date, Seller shall cause such statements to be forwarded promptly to Buyer. Certified municipal non ad valorem liens and pending municipal liens for which work has been substantially completed as of the Closing shall be paid by the Seller and any other pending liens shall be assumed by the Buyer, provided that if any such non ad valorem assessment liens relate to special taxing districts for municipal services that are payable in installments, then the Seller shall only be responsible for the installment currently payable which shall be prorated in the same manner as taxes. At the Closing, the foregoing items shall be prorated and adjusted as indicated. If subsequent to the Closing Taxes for the year of Closing are determined to be higher or lower than as prorated, a reproration and adjustment will be made at the request of Buyer or Seller upon presentation of actual tax bills, and any payment required as a result of the reproration shall be made within 10 Business Days following demand therefor. This provision shall survive the Closing.

(b) Seller shall pay all transfer, documentary, conveyancing, or similar Taxes, charges or expenses (including transfer fees, capital contributions, capital improvement fees and other fees or charges payable under CCRs, whether payable to Associations or otherwise) and all recording fees that may be imposed as a result of the sale and transfer of the Real Property under this Agreement (collectively, “Real Estate Transfer Taxes”). Buyer and Seller shall jointly agree on the valuation of the Real Property to the extent that valuations are

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needed for purposes of determining the amount of Real Estate Transfer Taxes prior to the Closing. If a party disagrees with respect to a proposed valuation, the parties shall negotiate in good faith to resolve the issue prior to the Closing. If payment of a Real Estate Transfer Tax is due prior to any such resolution, payment shall be made based on Seller’s valuation and, upon resolution, Seller shall make such corrective filings with the appropriate Governmental Authority and shall pay any additional, and shall be entitled to any refund of, any Real Estate Transfer Tax resulting from such corrective filings. The Seller shall remain ultimately responsible for the valuation of the Real Property used in the Real Estate Transfer Tax filings, and shall ensure that such valuation complies with Applicable Laws relating thereto. For the avoidance of doubt, such valuations are solely for the purposes of determining the amount of Real Estate Transfer Taxes, and none of Parent, Buyer or any of their affiliates shall be bound by such valuations for any purpose.

(c) Seller shall pay all sales, use, value-added, business, goods and services, transfer, documentary, conveyancing or similar Taxes, charges or expenses and all recording fees that may be imposed as a result of the sale and transfer of the Business or the Assets to Buyer under this Agreement, other than the Real Estate Transfer Taxes. Seller will prepare, subject to Parent’s reasonable approval (which approval will not be unreasonably withheld or delayed), and timely file all Tax Returns required to be filed in respect of such Taxes, provided that Parent may elect to prepare and file any such Tax Returns that are the primary responsibility of Buyer under Applicable Laws. Parent’s preparation of any such Tax Returns will be subject to Seller’s reasonable approval, which approval will not be unreasonably withheld or delayed. Seller and Parent will reasonably cooperate with each other to share information reasonably necessary for the preparation of those Tax Returns and any Tax clearance certificates that either Seller or Parent may request.

7.2 1031 Exchange. Buyer acknowledges that Seller intends to perform a tax-deferred exchange transaction pursuant to Tax Code Section 1031 the Treasury Regulations thereunder with respect to certain of the Purchased Assets. Schedule 7.2 lists the properties that Seller intends to include in such exchange transaction and the portion of the aggregate Purchase Price that Seller has assigned to such properties for such purposes (it being understood that none of Parent, Buyer or any of their affiliates shall be bound by such valuations for any purpose). Seller requests Buyer’s reasonable cooperation in such exchange transaction and agrees to hold Buyer harmless from any and all Damages relating thereto. Buyer consents to the assignment of the portion of the Purchase Price relating to such exchange transaction, as set forth on Schedule 7.2, to Seller’s qualified intermediary and will deliver such portion of the Purchase Price to Seller’s qualified intermediary in accordance with wire instructions provided by Seller. Notwithstanding such assignment, Seller shall remain liable for performance of all its obligations hereunder.

7.3 Income and Franchise Taxes. Nothing in this Agreement makes a party liable for the income or franchise Taxes of the other party.

ARTICLE VIII

CONDITIONS TO CLOSING

8.1 Conditions to Each Party’s Obligation to Closing. The respective obligation of each party to this Agreement to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction on or prior to the Closing Date of the following conditions.

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(a) Governmental Approvals. All authorizations, consents, orders, or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Authority in connection with the consummation of the transactions contemplated by this Agreement, shall have been filed, been obtained, or occurred.

(b) No Orders. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any order, stay, decree, judgment, or injunction (preliminary or permanent) or statute, rule, or regulation that is in effect and that has the effect of making the transactions contemplated by this Agreement illegal or otherwise prohibiting consummation of the transactions contemplated by this Agreement.

8.2 Additional Conditions to Obligations of Parent and Buyer. The obligations of Parent and Buyer to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived, in writing, exclusively by Parent.

(a) Representations and Warranties. The representations and warranties of Seller and Seller Members set forth in this Agreement shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such date). Solely for purposes of this Section 8.2(a), any representation or warranty of Seller and Seller Members that is qualified by a Materiality Qualifier will be read as if such Materiality Qualifier is not present.

(b) Performance of Obligations of Seller and Seller Members. Seller and each Seller Member shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date.

(c) Absence of Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, event, circumstance, or development that shall have had, or shall be reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect.

(d) No Moratorium. There shall be no general moratorium imposed, announced or threatened by any Governmental Authority that would result in any Governmental Authority denying permits necessary for the construction, use or occupancy of the Real Property for single-family dwellings.

(e) Officers’ Certificate. Parent shall have received a certificate signed on behalf of Seller by its Co-Managers confirming the satisfaction of the conditions set forth in Sections 8.2(a), 8.2(b), 8.2(c) and 8.2(d), dated as of the Closing Date.

(f) Certain Consents. Seller shall have obtained and delivered to Parent copies of agreements or instruments, in form and substance satisfactory to the Parent, executed by each counterparty to the contracts listed on Schedule 8.2(f). Such agreements or instruments shall include each counterparty’s consent to the consummation of the transactions contemplated by this Agreement and, to the extent included in the draft consents prepared by Buyer and Seller as of the date hereof or as otherwise reasonably agreed by the parties, such

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other provisions as may be reasonably necessary in connection the assignment of such contracts.

(g) Title Insurance. Parent and Buyer shall have received, at Parent’s expense, a title insurance policy or an irrevocable commitment to issue a title insurance policy for each parcel of Owned Real Property and Takedown Property (together with a leasehold title insurance policy or an irrevocable title commitment to issue a leasehold title insurance policy for each parcel of Leased Real Property) reasonably acceptable to Buyer from a title insurance company reasonably acceptable to Parent which shall not disclose any Lien (other than Permitted Liens) or other matter adversely affecting the use or value of such real property and be an ALTA broad-form extended coverage policy and include endorsements reasonably requested by Parent.

(h) Surveys or Final Plats. Parent and Buyer shall have received a boundary survey or final plat as to each portion of the Real Property sufficient to remove the standard survey exception from the title policy to be issued at Closing, which shall not disclose any encroachment or Lien (other than Permitted Liens) or other matter adversely affecting the use or value of such real property and otherwise reasonably acceptable to Buyer and the title insurance company.

(i) Employment Agreement. The Employment Agreement shall not have been repudiated by Darren L. Sutton.

(j) Lien Releases. Seller shall have caused the termination or subordination of all UCC-1 filings, security agreements, or other Liens on the Purchased Assets and shall have provided evidence of such termination in a form satisfactory to Parent.

(k) New Financing. Parent will have obtained financing from third parties, on terms and conditions reasonably satisfactory to Parent, which will have resulted in receipt of net proceeds by Parent of at least $60 million (the “Financing”).

(l) Other Closing Deliveries of Seller. Seller shall have delivered to Parent and Buyer each of the other items contemplated to be so delivered by this Agreement, including each of the following items (all in form and substance reasonably acceptable to Parent):

(i) a bill of sale and assignment and assumption agreement, substantially in the form of Exhibit C (the “Bill of Sale and Assumption Agreement”), duly executed by Seller;

(ii) a Domain Name Assignment substantially in the form attached hereto as Exhibit D, dated the Closing Date (the “Domain Name Assignment”), duly executed by Seller;

(iii) a Main Office Lease Agreement substantially in the form attached hereto as Exhibit E, dated the Closing Date (the “Main Office Lease Agreement”), duly executed by the landlord;

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(iv) a Construction Office Lease Agreement substantially in the form attached hereto as Exhibit F, dated the Closing Date (the “Construction Office Lease Agreement”), duly executed by the landlord;

(v) Design Center Lease Agreements substantially in the forms attached hereto as Exhibit G-1 and Exhibit G-2, dated the Closing Date (the “Design Center Lease Agreements”), each duly executed by the applicable landlord;

(vi) contracts substantially in the forms attached hereto as Exhibit H-1, Exhibit H-2, Exhibit H-3, Exhibit H-4, Exhibit H-5 and Exhibit H-6, dated the Closing Date (the “New Takedown Agreements”), each duly executed by each party thereto other than the Buyer;

(vii) appropriate instruments effecting the termination of each of the Terminating Agreements as of the Closing;

(viii) an affidavit of Seller regarding liens, judgments, residence or jurisdiction of formation, tax liens, bankruptcies, parties in possession, survey and mechanics’ or materialmens’ liens, and other matters affecting title to the Real Property and/or as may be reasonably required by the title company to satisfy the applicable “Schedule B-I” requirements and to delete the so-called “standard exceptions” from the title insurance policy described in Section 8.2(g);

(ix) all documents necessary to transfer to Buyer each Permit related to the Business, executed by Seller and any required Governmental Authority or third party;

(x) reliance letters with respect to any diligence related to the Real Property that is requested by Buyer;

(xi) an executed IRS Form W-9 (or other applicable tax form);

(xii) a non-foreign affidavit, dated the Closing Date and executed by Seller, in form and substance required under the Treasury Regulations issued pursuant to section 1445 of the Tax Code and otherwise reasonably satisfactory to Parent and Buyer, accurately stating that Seller is not a “foreign person” or United States real property holding corporation (as defined in section 897(c)(2) of the Tax Code) during the applicable period specified in section 897(c)(1)(A)(ii) of the Tax Code;

(xiii) payoff letters with respect to all Indebtedness;

(xiv) counterparts to employment offer letters, executed by each Transferred Employee, if requested by Parent;

(xv) a real estate closing statement;

(xvi) a special warranty deed conveying to Buyer the Owned Real Property (unless Seller obtained a general warranty deed when Seller obtained such Owned

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Real Property in which case Seller shall deliver a general warranty deed), subject only to Permitted Liens;

(xvii) a bill of sale and general assignment with respect to all of Seller’s right, title and interest in and to (A) any improvements and equipment and similar property located on or related to the Real Property; (B) water, sewer, transportation, school and all other impact fee credits or reservations of Seller or associated with the Real Property; (C) all developer or declarant rights of Seller with respect to the Real Property, if any (and assignments of any Permitted Liens as are requested by Buyer); (D) all Permits and other rights, benefits and intangible property owned by Seller related to all or any portion of the Real Property; (E) the Takedown Contracts, subject only to Permitted Liens, together with the written consent of any entity having a right to consent to such assignment; and (F) each Assumed Contract; provided, however, Buyer may elect by notice to Seller to require Seller to provide a separate assignment with respect to any of the items set forth in this Section 8.2(l)(xvii), if Buyer determines that a separate assignment is beneficial or appropriate for the assignment of such items;

(xviii) all documents and instruments which may be required of Seller under Applicable Law, including any revenue or tax certificates or statements, or any affidavits, certifications or statements relating to the environmental condition of any of the Real Property;

(xix) any tax-related certificates or affidavits required from Seller under South Carolina law, including, without limitation, (A) an Affidavit of Consideration (to be attached to the applicable deed when recorded), (B) a South Carolina Department of Insurance Title Insurance Financial Disclosure Form, (C) a Seller’s Affidavit Nonresident Seller Withholding, and (D) a Tax Compliance Certificate issued by the South Carolina Department of Revenue dated no earlier than 30 days before Closing (unless Seller can properly deliver a Transferor Affidavit stating that the Tax Compliance Certificate is inapplicable to Seller);

(xx) a subordination, non-disturbance and attornment agreement, in form and substance reasonably satisfactory to Parent, executed by each mortgagee holding a Lien on the Leased Real Property, if any;

(xxi) an estoppel certificate from each Association, declarant or similar party under the CCRs, in form and substance reasonably satisfactory to Buyer, executed by each Association, declarant or other applicable party;

(xxii) tenant notice letters in form and substance satisfactory to Buyer to the parties to the Third Party Leases, if any;

(xxiii) all other documents as Parent or the title company may reasonably request to facilitate the consummation of the transactions contemplated by this Agreement, including customary closing certificates and curative instruments or documents necessary to satisfy the requirements and delete the standard exceptions set forth in the title commitments and the delivery of estoppel letters related to the Permitted Liens affecting title to the Real Property; and

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(xxiv) such other documents and instruments as Parent or Buyer may reasonably request.

8.3 Additional Conditions to Obligation of Seller. The obligation of Seller to effect the transactions contemplated by this Agreement shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, either of which may be waived, in writing, exclusively by Seller:

(a) Representations and Warranties. The representations and warranties of Parent and Buyer set forth in this Agreement shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such date). Solely for purposes of this Section 8.3(a), any representation or warranty of Parent or Buyer that is qualified by a Materiality Qualifier will be read as if such Materiality Qualifier is not present.

(b) Performance of Obligations of Parent and Buyer. Parent and Buyer shall have performed in all material respects all obligations required to be performed by them under this Agreement on or prior to the Closing Date.

(c) Officer’s Certificate. Seller shall have received a certificate signed on behalf of Parent by an authorized officer of Parent, dated the Closing Date, confirming the satisfaction of the conditions set forth in Sections 8.3(a) and 8.3(b).

(d) Other Closing Deliveries of Parent and Buyer. Parent shall have delivered to Seller each of the other items expressly contemplated to be so delivered by this Agreement, including any applicable counterparts to the Bill of Sale and Assumption Agreement, Domain Name Assignment, the Main Office Lease Agreement, the Construction Office Lease Agreement, the Design Center Lease Agreements and the New Takedown Agreements.

ARTICLE IX

TERMINATION AND AMENDMENT

9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 9.1(b) through 9.1(e), by written notice by the terminating party to the other party):

(a) by mutual written consent of Parent and Seller;

(b) by either Parent or Seller if Closing has not occurred by July 15, 2015, (the “Outside Date”), provided that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been a principal cause of or resulted in the failure of the Closing to occur on or before the Outside Date;

(c) by either Parent or Seller if a Governmental Authority of competent jurisdiction shall have issued a nonappealable final order, decree or ruling or taken any other

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nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement;

(d) by Parent if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Seller set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 8.2(a) or 8.2(b) not to be satisfied, and (ii) shall not have been cured within 15 days following receipt by Seller of written notice of such breach or failure to perform from Parent; or

(e) by Seller, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Parent or Buyer set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 8.3(a) or 8.3(b) not to be satisfied, and (ii) shall not have been cured within 15 days following receipt by Parent of written notice of such breach or failure to perform from Seller.

9.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall immediately become void and there shall be no liability or obligation on the part of Parent, Buyer, Seller, Seller Members or their respective officers, directors, stockholders or Affiliates; provided that (a) any such termination shall not relieve any party from liability for any intentional or willful breach of this Agreement and (b) the provisions of Sections 6.5 (Confidentiality), 9.3 (Fees and Expenses), this Section 9.2 (Effect of Termination) and Article XI (Miscellaneous) of this Agreement and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement.

9.3 Termination Fee. If Parent terminates this Agreement pursuant to Section 9.1(b) and the failure of the Closing to occur prior to such termination is solely as a result of the failure of Parent to obtain the Financing (such that only the condition set forth in Section 8.2(k) is not satisfied or waived), then the parties agree that Seller shall have suffered a loss of an incalculable nature and amount, unrecoverable in law, and Buyer shall pay to Seller a fee of $1,000,000.00 (the “Buyer Termination Fee”), it being understood that in no event shall Buyer be required to pay the Buyer Termination Fee on more than one occasion. The Buyer Termination Fee shall be payable in immediately available funds by wire transfer no later than 10 Business Days after such termination. Notwithstanding anything to the contrary in this Agreement, Seller’s right to receive payment of the Buyer Termination Fee pursuant to this Section 9.3 shall be the sole and exclusive remedy of Seller, Seller Members or any of their Affiliates against Buyer or any of its Affiliates or any of their respective stockholders, partners, members or representatives for any and all losses that may be suffered based upon, resulting from or arising out of the circumstances giving rise to such termination, and upon payment of the Buyer Termination Fee in accordance with this Section 9.3, none of the Buyer or any of its Affiliates or any of their respective stockholders, partners, members or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement.

9.4 Fees and Expenses. Except as set forth in Section 7.1, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees and expenses, whether or not the transactions contemplated by this Agreement are consummated. For the avoidance of doubt, any transaction commission due to Builder Advisory Group or Tony Avila will be borne by Seller or Seller Members and not Parent or Buyer.

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9.5 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of Parent, Buyer and Seller.

9.6 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Such extension or waiver shall not be deemed to apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE X

INDEMNIFICATION

10.1 Indemnification by Seller and Seller Members. Subject to the terms and conditions of this Article X, from and after the Closing, Seller and Seller Members, jointly and severally (subject to Section 10.6), shall indemnify Parent and Buyer in respect of, and hold Parent and Buyer harmless against, any and all liabilities, damages, losses, claims, demands, fines, fees, interest, penalties, assessments, costs, and expenses, including reasonable attorneys’ fees and expenses (collectively, “Damages”) incurred or suffered by Parent, Buyer, or any director, officer, shareholder, member, employee, agent or Affiliate of Parent or Buyer resulting from, related to, or arising out of:

(a) any breach of a representation or warranty of Seller contained in this Agreement or in any certificate delivered pursuant hereto;

(b) any failure by Seller to perform any covenant or agreement contained in this Agreement;

(c) any Excluded Liability;

(d) any liability or obligation of Seller that is not an Assumed Liability (including any such liability or obligation of Seller that becomes a liability or obligation of Buyer under any common-law doctrine of de-facto merger or any doctrine of successor liability or as a result of any failure of the parties in connection with the transactions contemplated hereby to comply fully with any applicable bulk-transfer laws) or

(e) any matter listed on Schedule 10.1(e).

10.2 Indemnification by Parent. Subject to the terms and conditions of this Article X, from and after the Closing, Parent shall indemnify Seller in respect of, and hold Seller harmless against, any and all Damages incurred or suffered by Seller or any Seller Member resulting from, related to, or arising out of:

(a) any breach of a representation or warranty of Parent or Buyer contained in this Agreement or in any certificate delivered pursuant hereto;

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(b) any failure by Parent or Buyer to perform any covenant or agreement contained in this Agreement; or

(c) any Assumed Liability.

10.3 Claims for Indemnification.

(a) Procedure for Claims. A Person entitled to indemnification under this Article X (an “Indemnified Party”) wishing to assert a claim for indemnification under this Article X (a “Claim”) shall deliver to the Person from whom indemnification is sought (the “Indemnifying Party”) a written notice (a “Claim Notice”) that (i) states in reasonable detail the facts constituting the basis for the Damages claimed, (ii) states the amount (the “Claim Amount”) of any Damages claimed by the Indemnified Party, to the extent then known, (iii) states that the Indemnified Party is entitled to indemnification under this Article X and set forth a reasonable explanation of the basis therefor, and (iv) includes a demand for payment in the amount of such Damages. Within 30 days after delivery of a Claim Notice, the Indemnifying Party shall deliver to the Indemnified Party a written response in which the Indemnifying Party shall (A) agree that the Indemnified Party is entitled to receive all of the Claim Amount, (B) agree that the Indemnified Party is entitled to receive part, but not all, of the Claim Amount, or (C) contest that the Indemnified Party is entitled to receive any of the Claim Amount. If the Indemnifying Party in such response contests the payment of all or part of the Claim Amount, the Indemnifying Party and the Indemnified Party shall use good faith efforts to resolve such dispute. If such dispute is not resolved within 60 days following the delivery by the Indemnifying Party of such response, the Indemnifying Party and the Indemnified Party shall each have the right to submit such dispute to a court of competent jurisdiction in accordance with the provisions of Section 11.10.

(b) Third-Party Claims. All claims for indemnification made under this Agreement resulting from, related to, or arising out of a third-party claim shall be subject to the following additional procedures and provisions. An Indemnified Party shall give prompt written notification to the Indemnifying Party of the commencement of any action, suit, or proceeding relating to a third-party claim for which indemnification may be sought or, if earlier, upon the assertion of any such claim or demand by a third party. Such notification shall (i) state in reasonable detail (to the extent known by the Indemnified Party) the facts constituting the basis for such third-party claim, (ii) state the sections of this Agreement with respect to which indemnification is being claimed for such Damages and that the Indemnified Party if entitled to indemnification under this Article X, and (iii) state the amount of the Damage being claimed. Within 30 days after delivery of such notification, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of such action, suit, proceeding, or claim with counsel reasonably satisfactory to the Indemnified Party; provided that the Indemnifying Party may not assume control of the defense of any action, suit, proceeding, or claim that seeks non-monetary relief or criminal penalties. If the Indemnifying Party does not assume control of such defense, the Indemnified Party shall control such defense. The party not controlling such defense may participate therein at its own expense; provided that if the Indemnifying Party assumes control of such defense and the Indemnified Party reasonably concludes, based on advice from counsel, that the Indemnifying Party and the Indemnified Party have conflicting interests with respect to such action, suit, proceeding, or claim, the reasonable fees and expenses of counsel to the Indemnified Party solely in connection therewith shall be

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considered Damages for purposes of this Agreement; provided, however, that in no event shall the Indemnifying Party be responsible for the fees and expenses of more than one additional counsel for all Indemnified Parties. The party controlling such defense shall (A) keep the other party advised of the status of such action, suit, proceeding, or claim and the defense thereof, (B) provide the other party with reasonable access to all relevant information and documentation relating to the claim and the prosecution or defense thereof, and (C) consider recommendations made by the other party with respect thereto. The Indemnified Party shall not agree to any settlement of such action, suit, proceeding or claim without the prior written consent of the Indemnifying Party. The Indemnifying Party shall not agree to any settlement of such action, suit, proceeding or claim that does not include a complete release of the Indemnified Party from all liability with respect thereto or that imposes any liability or obligation on the Indemnified Party without the prior written consent of the Indemnified Party.

(c) Treatment of Indemnity Payments. All indemnity payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Applicable Law.

10.4 Survival.

(a) The representations and warranties of Seller, Seller Members, Parent, and Buyer set forth in this Agreement (other than Fundamental Representations) shall survive the Closing and the consummation of the transactions contemplated hereby and continue until the second anniversary of the Closing Date (the “Survival Date”), at which time they shall expire.

(b) Notwithstanding anything to the contrary in this Agreement, all Fundamental Representations shall survive until the date that is 60 days following the expiration of the applicable statute of limitations with respect to the subject matter thereof.

(c) The covenants and other agreements of each party set forth in this Agreement will remain in full force and effect in accordance with their terms.

(d) If an indemnification claim under Section 10.1 or 10.2, as the case may be, is properly asserted under Section 10.3 prior to the Survival Date or other applicable survival date, then the related representation and warranty, covenant or agreement shall survive until, but only for the purpose of, the resolution of such claim.

10.5 Limitations and Other Terms.

(a) Notwithstanding anything to the contrary herein, (i) the aggregate liability of Seller and Seller Members for Damages under Section 10.1(a) shall not exceed $8 million (the “Cap”), and (ii) Seller and Seller Members shall not be liable under Section 10.1(a) unless and until the aggregate Damages for all claims under such section equal or exceed an amount equal to $150,000 in the aggregate (the “Threshold”), at which time Seller and Seller Members shall be liable for all such Damages (including those equal to or less than the Threshold); provided, however, that the limitations set forth in this Section 10.5(a) shall not apply to a claim arising out of a breach of a Fundamental Representation or any representation that was fraudulently made.

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(b) Notwithstanding anything to the contrary herein, (i) the aggregate liability of Parent for Damages under Section 10.2(a) shall not exceed the Cap, and (ii) Parent shall not be liable under Section 10.2(a) unless and until the aggregate Damages for all claims under such section equal or exceed Threshold, at which time Parent shall be liable for all such Damages (including those equal to or less than the Threshold); provided, however, that the limitations set forth in this Section 10.5(b) shall not apply to a claim arising out of a breach of a Fundamental Representation or any representation that was fraudulently made.

(c) For purposes of this Article X, the representations and warranties of each of Seller, Parent, and Buyer in this Agreement (other than Section 3.6(a)) and in any certificate delivered pursuant hereto shall be deemed not to include any Materiality Qualifiers.

(d) No right or obligation under this Article X will be waived or otherwise affected by any knowledge (of any form or type) of Parent or Buyer or by any investigation, due diligence, or verification by or on behalf of Parent or Buyer. All representations, warranties, covenants, and agreements herein will be deemed material and relied upon by each party, and none will be waived by any failure to pursue any action or by consummation of the transactions contemplated herein.

(e) Any liability for indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.

(f) Except with respect to claims for equitable relief and except with respect to claims of fraud, the rights of the Indemnified Parties under this Article X shall be the sole and exclusive remedies of the Indemnified Parties and their respective Affiliates for a breach of this Agreement from and after the Effective Time.

10.6 Allocation of Liability Among Seller Members.

(a) Allocation of Liability Among Seller Members. Seller shall be liable for the full amount of any indemnification obligations under this Article X. The individual liability of any Seller Member for any Claim under this Article X shall be limited to such Seller Member’s Pro Rata Portion thereof, unless such Claim arises from (i) a breach of a representation or warranty relating specifically to such Seller Member or (ii) a failure by such Seller Member to perform any covenant or agreement applicable to him (an “Individual Claim”).

(b) Contribution. If any Seller Member pays (or becomes obligated to pay) any indemnification under this Article X (other than an Individual Claim) and such payment is not paid (or is not allocated to be paid) by all Seller Members in proportion to each Seller Member’s Pro Rata Portion thereof, then each Seller that paid (or was allocated) less than such Seller Member’s Pro Rata Portion promptly will contribute immediately available funds to each Seller Member that paid (or was allocated) more than its Pro Rata Portion such that, after making such contribution payments, each Seller Member will have paid its Pro Rata Portion of such indemnification. This Section 10.6(b) contains covenants and agreements by and among Seller Members only. Buyer will have no right or liability under or in connection with this Section 10.6(b).

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10.7 Set-Off; First Recourse to Holdback Amount and Earn-Out Payment.

(a) Parent and Buyer will have the right to set off and retain any unpaid amount owed by Seller or any Seller Member to Parent or Buyer under this Agreement or otherwise, including pursuant to Section 2.2, Section 6.8 and Article X, against any amount payable by Parent or Buyer to Seller or such Seller Member, including the Holdback Amount and any Earn-Out Payments. The exercise of or failure to exercise such right of set off will not constitute an election of remedies or limit in any manner the enforcement of any other remedy that may be available to Parent or Buyer.

(b) The Holdback Amount and the Earn-Out Payment shall be Parent and Buyer’s primary, but non-exclusive, sources of recovery for any indemnification claims for which Parent or Buyer may be entitled to payment under this Article X. Accordingly, before seeking recourse directly from Seller or the Seller Members for any monetary claim for indemnification under this Article X, Parent and Buyer shall seek to satisfy such claim (i) first, by recourse to the Holdback Amount, then (ii) if and to the extent any Earn-Out Payment has been earned and is payable by Buyer pursuant to Section 2.4 at the time of the final determination of such claim, by a dollar-for-dollar offset against such Earn-Out Payment. As a consequence of the foregoing, upon delivery of a Claim Notice by Parent or Buyer to Seller, Buyer’s obligations to pay any portion of the Holdback Amount and any Earn-Out Payment shall be suspended to the extent (but only to the extent) of the amount specified in such Claim Notice until the matter set forth in the Claim Notice is fully resolved. No interest will accrue on the Holdback Amount or the Earn-Out Payment during this period or at any other time.

ARTICLE XI

MISCELLANEOUS

11.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, (iii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date of such receipt is not a Business Day) of transmission by electronic mail or facsimile, or (iv) the date such notice is actually received by the party for whom it is intended (or, the first Business Day following such receipt if the date of such receipt is not a Business Day), in the case of any other means of transmission (including personal delivery, messenger service or ordinary mail), in each case to the intended recipient as set forth below:

(a)	if to Parent or Buyer:

AV Homes, Inc.

8601 N. Scottsdale Road, Suite 225

Scottsdale, Arizona 85253

Attn:    Roger A. Cregg, President and Chief Executive Officer

Phone: (480) 214-7388

Fax:     (480) 948-0701

Email:  R.Cregg@AVHomesInc.com

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with a copy to (which shall not constitute notice):

AV Homes, Inc.

8601 N. Scottsdale Road, Suite 225

Scottsdale, Arizona 85253

Attn:    Gary Shullaw, Executive Vice President and General Counsel

Phone: (480) 214-7388

Fax:     (480) 948-0701

Email:  G.Shullaw@AVHomesInc.com

with a further copy to (which shall not constitute notice):

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402

Attn:    Michael A. Stanchfield

            Brandon C. Mason

Phone: (612) 766-7000

Fax:     (612) 766-1600

Email:  Mike.Stanchfield@FaegreBD.com

            Brandon.Mason@FaegreBD.com

(b)	if to Seller or any Seller Member:

Bonterra Builders, LLC

5615 Potters Road

Matthews, North Carolina 28104

Attn:    R. Dean Harrell

            Darren L. Sutton

Phone: (704) 821-8020

Fax:     (704) 821-6045

Email:  rdean@bonterraBuilders.com

            dsutton@bonterrabuilders.com

with a copy to:

The Sack Law Firm P.C.

8270 Greensboro Drive, Suite 810

McLean, Virginia 22101

Attn:    James M. Sack

Phone: (703) 883-0102

Fax:     (703) 883-0108

Email:  jms@sacklaw.com

Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

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11.2 Entire Agreement . This Agreement (including the schedules and exhibits hereto and the documents and instruments referred to herein that are to be delivered at the Closing) constitutes the entire agreement among the parties to this Agreement and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof; provided that the Confidentiality Agreement shall remain in effect in accordance with its terms.

11.3 No Third-Party Beneficiaries. Except as provided in Article X, this Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns or to otherwise create any third-party beneficiary hereto.

11.4 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, however, Buyer may assign all of its rights, interests and obligations to Parent or any Subsidiary of Parent without any such consent. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

11.5 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

11.6 Counterparts and Signature. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. The exchange of copies of this Agreement and the signature pages by facsimile transmission or other electronic means shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile or other electronic means shall be deemed to be their original signatures for all purposes.

11.7 Interpretation. When reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or Section of this Agreement, unless otherwise indicated. Whenever the words “herein,” “hereunder,” “hereby” and similar words are used in this Agreement, they refer to this Agreement as a whole (and not to the particular sentence, paragraph or Section

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where they appear). The table of contents, table of defined terms and headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any Applicable Law means such Applicable Law as amended, modified, codified, replaced or reenacted, in whole or in part, and as in effect from time to time, and shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Unless expressly stated herein to the contrary, reference in this Agreement to any document means such document as amended, modified or supplemented and as in effect from time to time in accordance with the terms thereof. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” is used in the sense of “and/or”; “any” is used in the sense of “any or all”; and “with respect to” any item includes the concept “of,” “under” or “regarding” such item or any similar relationship regarding such item. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement.

11.8 Governing Law. This Agreement and any controversy related to, arising directly or indirectly out of, caused by, or resulting from this shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

11.9 Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

11.10 Submission to Jurisdiction. Each of the parties to this Agreement (a) consents to submit itself to the personal jurisdiction of any state or federal court sitting in the State of Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 11.1. Nothing in this Section 11.10, however, shall affect the right of any party to serve legal process in any other manner permitted by Applicable Law.

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11.11 Seller Disclosure Letter. Seller Disclosure Letter shall be arranged in Sections corresponding to the numbered Sections contained in Article III, and the disclosure in any Section shall qualify (a) the corresponding Section in Article III, and (b) the other Sections in Article III, to the extent that it is apparent from a reading of such disclosure that it also qualifies or applies to such other Sections. The inclusion of any information in Seller Disclosure Letter, or in any update thereto, shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Seller Material Adverse Effect, or is outside the Ordinary Course of Business. From time to time following the date hereof and prior to the Closing Date, Seller shall, by written notice thereof delivered to Parent, supplement the Seller Disclosure Letter relating to any representation or warranty set forth in Article III that expressly requires a listing of certain items on a specific section of the Seller Disclosure Letter (any such supplement, a “Disclosure Letter Update”); provided, however, that such Disclosure Letter Update shall in no event be deemed to cure or limit the rights or remedies of Parent or Buyer with respect to the failure of any representations and warranties in Article III to be true and correct with or without giving effect to such Disclosure Letter Update (including Section 8.2 and Article X of this Agreement).

11.12 Waiver of Jury Trial. Each of Parent, Buyer, Seller and Seller Members hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this agreement or the actions of Parent, Buyer, Seller and Seller Members in the negotiation, administration, performance and enforcement hereof.

ARTICLE XII

DEFINITIONS

12.1 Certain Defined Terms. As used in this Agreement, the following terms have the following meanings:

(a) “Affiliate” means with respect to any party, any Person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act of 1933.

(b) “Association” means all property owners and condominium owners associations applicable to the Real Property.

(c) “Business Day” means any day other than (i) a Saturday or Sunday or (ii) a day on which banking institutions located in Scottsdale, Arizona or Matthews, North Carolina are permitted or required by law, executive order, or governmental decree to remain closed.

(d) “Employee Benefit Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement involving direct or indirect compensation (but excluding the payment of regular salary and wages), including insurance coverage, severance, retention incentives, flexible spending accounts, medical, dental, vision, prescription drug, transportation, disability, paid time off, vacation, holiday, sick leave, educational assistance, adoption assistance, or fringe benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other equity based award, or other forms of incentive compensation or post-

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retirement compensation and all unexpired severance agreements, for the benefit of, or relating to, any current or former employee, director or officer (or dependent) of Seller or its ERISA Affiliates.

(e) “Environmental Claim” means any written claim, judgment, penalty, fine, demand, suit, action, proceeding, order, warning letter, investigation or notice by any Person alleging any pending, anticipated, threatened, or potential liability (including potential liability for investigatory costs, risk assessment costs, cleanup costs, removal costs, remedial costs, operation and maintenance costs, governmental response costs, natural resource damages, or penalties) arising out of, based on, or resulting from (i) noncompliance or alleged noncompliance with any Environmental Law or permit, license, certificate or letter, (ii) injury or damage (or alleged injury or damage) arising from exposure to Hazardous Substances, or (iii) the presence, Release or threatened Release into the environment, of any Hazardous Substance at or from any location, whether or not owned, leased, operated or otherwise used by Seller.

(f) “Environmental Law” means (i) the Resource Conservation and Recovery Act, (ii) the Comprehensive Environmental Response, Compensation and Liability Act, (iii) the Superfund Amendments and Reauthorization Act of 1986, (iv) the Resource Conservation and Recovery Act, (v) the Toxic Substances Control Act, (vi) the Clean Water Act, (vii) the Clean Air Act, (viii) the Safe Drinking Water Act, (ix) the Endangered Species Act, (x) the Federal Insecticide, Fungicide and Rodenticide Act, and (xi) any other Applicable Law concerning (A) the air, water, groundwater, land, natural resources and/or pertaining to the production, storage, transport, use, control, development, disposal, contamination, remediation, handling, treatment, release or threatened release, or clean-up of Hazardous Substances, (B) the protection, investigation or restoration of the environment, human health and safety, or natural resources; or (C) noise or odor; flora, fauna, wetlands, or threatened or endangered species or their habitat, protection.

(g) “ERISA” means the Employee Retirement Income Security Act of 1974.

(h) “ERISA Affiliate” means any entity which is a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Tax Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Tax Code), or (iii) an affiliated service group (as defined under Section 414(m) of the Tax Code or the regulations under Section 414(o) of the Tax Code), any of which includes Seller.

(i) “Fundamental Representations” means (i) with respect to Seller, those representations and warranties set forth in Sections 3.3 (Subsidiaries), 3.4(a) (Authority), 3.9 (Taxes), 3.10(a) (Title to Assets), 3.10(c) (Title to Real Property), 3.18 (Environmental Matters), 3.19 (Employee Benefit Plans), and 3.29 (No Brokers); and (ii) with respect to Parent and Buyer, those representations and warranties set forth in Sections 4.2(a) (Authority) and 4.5 (No Brokers; Fee).

(j) “Governmental Authority” means any United States or international, federal, state, county, municipal, local government or political subdivision, any court, arbitrator or arbitral tribunal, any governmental, quasi-governmental, administrative or regulatory commission, entity, authority, commission, board, bureau, agency or instrumentality and any self-regulatory body.

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(k) “Hazardous Substance” means (i) any substance that is regulated or which falls within the definition of a “hazardous substance,” “hazardous waste,” “hazardous material,” “toxic material,” “toxic substance,” or “solid waste” under any Environmental Law(ii) any flammable or explosive materials, any petroleum product or by-product, oil, poisons, refuse, trash, garbage and wastes, crude oil, natural gas or synthetic gas usable for fuel, fumes, gases, corrosive and radioactive materials, pollutants or contaminates, hazardous wastes or substances or toxic wastes or substances, asbestos-containing material, polychlorinated biphenyls, radioactive materials or radon, or (iii) any waste material, substance, mixture or compound which could constitute or create a nuisance, waste, or harmful or hazardous condition.

(l) “Housing Unit” means (i) a residential dwelling constructed, currently in process of construction, or to be constructed on a lot, together with the associated lot, or (ii) any condominium unit.

(m) “Indebtedness” means any obligation or other liability under or for any of the following: (i) indebtedness for borrowed money (including if guaranteed or for which a Person is otherwise liable or responsible, an obligation to assume indebtedness); (ii) obligation evidenced by a note, bond, debenture or similar instrument (including a standby letter of credit); (iii) surety bond; (iv) swap or hedging contract; (v) capital lease; (vi) banker acceptance; (vii) purchase money mortgage, indenture, deed of trust or other purchase money lien or conditional sale or other title retention agreement; (viii) indebtedness secured by any mortgage, indenture or deed of trust upon any asset; or (ix) interest, fee or other expense regarding any of the foregoing.

(n) “Intellectual Property” means all intellectual property, including all of the following and similar intangible property and related proprietary rights, interests and protections, whether registered or unregistered and however arising: (i) patents, copyrights, trademarks, service marks, trade names, domain names, trade secrets, websites, extranets, software as a service, Software, (ii) architectural, building, and engineering designs, drawings, specifications, and plans, including house plans for any existing or planned community, (iii) proprietary information or rights including any and all plans, and other project related information of prior and currently active real estate projects, and (iv) goodwill associated therewith.

(o) “IRS” means the Internal Revenue Service.

(p) “Knowledge of Seller” or “Seller’s Knowledge” means, with respect to any fact or matter in question, (i) the actual knowledge of any Seller Member or Steven Whitworth and (ii) the knowledge that each of the foregoing individuals would reasonably be expected to have in the ordinary and usual course of such individual’s diligent performance of his or her professional responsibilities including that which would be obtained by making reasonable inquiry of Seller personnel who would reasonably be expected to have actual knowledge of relevant facts and circumstances and of consultants involved in the creation or development of the intellectual property rights under any patents or patent applications owned by Seller within their respective areas of expertise.

(q) “Materiality Qualifier” means a qualification to a representation or warranty by use of “material,” “materially,” “in all material respects,” or other variations of the word

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“material” or by a reference regarding the occurrence or non-occurrence or possible occurrence or non-occurrence of a Seller Material Adverse Effect or Parent Material Adverse Effect, as applicable.

(r) “Neutral Auditor” means a financial expert from a nationally recognized independent public accounting firm selected with approval of each of Parent and Seller (such approval not to be unreasonably withheld, conditioned or delayed); provided that the Neutral Auditor will not be an accounting firm used by either Seller or Buyer (or any of either’s Affiliates) within the preceding three years for material audit or valuation services.

(s) “New Leases” means (i) the Main Office Lease Agreement, (ii) the Construction Office Lease Agreement and (iii) the Design Center Lease Agreements.

(t) “Ordinary Course of Business” means the ordinary course of conduct of the business of Seller, which is consistent in nature, scope and magnitude with past practices of Seller (including with respect to quantity and frequency) and is taken in the ordinary course of the normal, day-to-day operations.

(u) “Parent Material Adverse Effect” means any material adverse effect on the ability of Parent or Buyer to consummate the transactions contemplated by this Agreement.

(v) “Permits” means all permits, licenses, variances, ordinances, entitlements, allocations, filings, notices and approvals from, with or to any Governmental Authority or any third party, including zoning approval, certificate of occupancy, parking licenses, plan approval, signage licenses, drainage and detention rights, development rights, land disturbance or other similar rights, including any prepaid impact fees, impact fee credits, or similar development credits; building licenses or permits, homeowners’ association approvals, and all utilities commitments and capacities and other similar documents.

(w) “Permitted Lien” means any Lien (i) for current Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings (and for which Seller, not Buyer, will be responsible); (ii) for deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, or similar programs mandated by Applicable Law; (iii) whether statutory or common law, that is not yet due and payable and was incurred in the Ordinary Course of Business, in favor of carriers, warehousemen, mechanics, and materialmen, to secure claims for labor, materials, or supplies, and other like liens; or (iv) such Liens, covenants, conditions, easements and exceptions to title as Buyer may agree to in writing.

(x) “Person” means any individual, partnership, corporation, limited liability company, association, joint stock company, trustee or trust, joint venture, unincorporated organization or any other business entity or association or any Government Authority.

(y) “Pro Rata Portion” means, with respect to any Seller Member, his proportionate interest in Seller as of the date hereof, as set forth on Schedule A.

(z) “Real Property” means, collectively the Owned Real Property, the Leased Real Property, and the Takedown Property.

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(aa) “Records” means books, records, manuals or other materials or similar information (including customer records, personnel or payroll records, accounting or Tax records, purchase or sale records, price lists, correspondence).

(bb) “Release” means any release, spill, emission, leaking, pumping, pouring, dumping, emitting, emptying, escaping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, including the uncontrolled presence or the movement of Hazardous Substances through the ambient air, soil, subsurface water, groundwater, wetlands, lands or subsurface strata, directly or indirectly into the environment.

(cc) “Seller Material Adverse Effect” means any material adverse change, event, circumstance, occurrence, fact or development with respect to, or material adverse effect on, (a) the business, condition (financial or otherwise), assets, properties, liabilities, operations, or results of operations of Seller or (b) the ability of Seller or any Seller Member to consummate the transactions contemplated by this Agreement; provided, however, that notwithstanding the foregoing, Seller Material Adverse Effect shall not include any change, event, development, effect, occurrence, fact or circumstance resulting from, arising out of, or related to (i) changes or conditions in, or generally affecting, any industry in which Seller participates or from generally prevailing conditions in global economies, provided that such conditions do not have a materially disproportionate effect or impact on Seller, (ii) the taking of any action required to comply with the terms of this Agreement or (iii) the taking of any action approved or consented to in writing by Parent.

(dd) “Special Project Assets” means the assets described on Schedule 12.1(dd).

(ee) “Software” means all computer software and subsequent and earlier versions thereof, including source code, object, executable or binary code, objects, comments, screens, user interfaces, report formats, templates, menus, buttons and icons and all files, data (whether embodied in firmware, software or otherwise), materials, manuals, design notes and other items and documentation related thereto or associated therewith.

(ff) “Solvent” means, with respect to any Person, that, as of the applicable date of determination, (i) the fair saleable value of the assets of such Person, as of such date, exceeds the sum of (A) all obligations of such Person (including contingent and other liabilities), as of such date, plus (B) the amount that will be required to pay the probable obligations of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and matured, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (iii) such Person does not intend to incur or believe that it will incur obligations beyond its ability to pay as such obligations mature.

(gg) “Subsidiary” means any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which such party (or another Subsidiary of such party) holds stock or other ownership interests representing (i) more that 50% of the voting power of all outstanding stock or ownership interests of such entity or (ii) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

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(hh) “Takedown Property” means all real estate and other property that is the subject of the Takedown Contracts, including all buildings, structures, installations, fixtures, and other improvements situated thereon and all easements, rights of way, development orders, and other rights, entitlements, and appurtenances therein or thereunto pertaining.

(ii) “Tax” or “Taxes” means all federal, territorial, state, provincial, local or foreign government taxes, levies, assessments, duties, imposts or other like assessments (including estimated taxes), including income, profits, gross receipts, transfer, excise, property, sales, use, value-added, ad valorem, excise, capital, wage, employment, payroll, withholding, Social Security, Medicare, severance, occupation, import, custom, duties, stamp, documentary, mortgage, alternative, escheat, unclaimed property, add-on minimum, environmental, franchise or other governmental taxes, imposed by any Governmental Authority responsible for the imposition of any such tax, including any interest, penalties or fines applicable or related thereto.

(jj) “Tax Code” means the Internal Revenue Code of 1986.

(kk) “Tax Return” means collectively: (i) all reports, declarations, filings, questionnaires, estimates, returns, information statements and similar documents relating to, or required to be filed in respect of any Taxes, including any amendments thereof; and (ii) any statements, returns, reports, or similar documents required to be filed pursuant to Part III of Subchapter A of Chapter 61 of the Tax Code or pursuant to any similar income, excise or other Tax provision of federal, territorial, state, provincial, local or foreign Law, including any amendments thereof.

(ll) “Terminating Agreements” means each of the existing contracts or agreements of the Seller intended to be replaced at Closing by the New Leases and the New Takedown Agreements.

(mm) “WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988.

12.2 Index of Other Defined Terms. The following terms shall have the meanings set forth in the sections of this Agreement indicated below:

Defined Term	Section
“Achievement Percentage”	2.4(a)(i)
“Agreement”	Preamble
“Anti-Corruption Laws”	3.20(c)
“Applicable Laws”	3.20(a)
“Assigned Contracts”	1.1(j)
“Assigned Permits”	1.1(k)
“Assumed Liabilities”	1.3
“Bill of Sale and Assumption Agreement”	8.2(l)(i)
“Business Collateral”	3.23
“Business”	Recitals
“Buyer”	Preamble

Defined Term	Section
“Buyer Termination Fee”	9.3
“Cap”	10.5(a)
“CCRs”	3.25
“Claim Amount”	10.3(a)
“Claim Notice”	10.3(a)
“Claim”	10.3(a)
“Closing”	2.6
“Closing Certificate”	2.2(b)
“Closing Date”	2.6
“Closing Equity Value”	2.2(c)
“Closing Indebtedness”	2.3
“Closing Purchase Price”	2.1(a)(i)

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Defined Term	Section
“Closing Statement”	2.2(c)
“COBRA”	3.19(l)
“Confidentiality Agreement”	6.5
“Construction Office Lease Agreement”	8.2(l)(iv)
“Damages”	10.1
“Defective Home”	1.2(i)
“Design Center Lease Agreements”	8.2(l)(v)
“Disclosure Letter Update”	11.1
“Domain Name Assignment”	8.2(l)(ii)
“Earn-Out Payment”	2.4(a)(ii)
“Earn-Out Payment Date”	2.4(c)
“Earn-Out Period”	2.4(a)(iii)
“Earn-Out Statement”	2.4(c)
“EBIT”	2.4(a)(iv)
“Effective Time”	2.6
“Employment Agreement”	Recitals
“Equity Value”	2.2(a)
“Estimated Closing Statement”	2.2(b)
“Estimated Equity Value”	2.2(b)
“Excluded Assets”	1.2
“Excluded Liabilities”	1.4(a)
“Excluded Records”	1.2(a)
“Financing”	8.2(k)
“GAAP”	3.5
“Holdback Amount”	2.5(a)
“Home Warranty Obligations”	3.24(a)
“Inbound Licenses”	3.12(b)
“Indemnified Party”	10.3(a)
“Indemnifying Party”	10.3(a)
“Individual Claim”	10.6(a)
“IT Assets”	3.13(d)
“Leased Real Property”	3.10(d)
“Liens”	3.4(b)
“Main Office Lease Agreement”	8.2(l)(iii)
“New Takedown Agreement”	8.2(l)(vi)
“Notice of Disagreement”	2.4(d)
“Objection Notice”	2.2(c)
“Outside Date”	9.1(b)
“Owned Real Property”	1.1(a)
“Parent”	Preamble
“Performance Objective”	2.4(a)(v)

Defined Term	Section
“Pending Claims Amount”	2.5(b)
“Pending Warranty Amounts”	2.5(b)
“Pre-Closing Period”	5.1
“Property”	3.10(l)
“Purchase Price”	2.1(a)
“Purchased Assets”	1.1
“Purchased Intellectual Property”	1.1(i)
“Real Estate Transfer Taxes”	7.1(b)
“Real Property Leases”	3.10(d)
“Repayment Amount”	2.1(b)
“Replacement Home Property”	1.2(i)
“Restricted Area”	6.6(a)(i)
“Restricted Parties”	6.6(a)
“Restricted Period”	6.6(a)
“Restricted Property”	6.6(c)
“Retail Sales Contracts”	3.26
“ROFO Acceptance Notice”	6.6(c)(i)
“ROFO Notice”	6.6(c)(i)
“ROFO/ROFR Acceptance Notice”	6.6(c)(ii)
“ROFO/ROFR Notice”	6.6(c)(ii)
“ROFO/ROFR Contract Form”	6.6(c)(iii)
“ROFR Acceptance Notice”	6.6(c)(ii)
“ROFR Notice”	6.6(c)(ii)
“Seller”	Preamble
“Seller Ancillary Document”	3.4(a)
“Seller Balance Sheet”	3.5
“Seller Disclosure Letter”	Article III
“Seller Financial Statements”	3.5
“Seller Material Contracts”	3.14(a)
“Seller Members”	Preamble
“Seller’s Pre-Closing EBIT Calculation”	2.4(b)
“Survival Date”	10.4(a)
“Takedown Contracts”	1.1(b)
“Target Amount”	2.4(a)(vi)
“Third Party Lease”	3.10(c)
“Threshold”	10.5(a)
“Transferred Employee”	6.7(b)
“Warranty Threshold”	6.8(b)

[Remainder of Page Intentionally Left Blank.]

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The parties have caused this Asset Purchase Agreement to be signed as of the date first written above.

PARENT:

AV HOMES, INC.

By:	/s/ Roger A. Cregg
Name: Roger A. Cregg
Title: President & Chief Executive Officer

BUYER:

BEL AIR ACQUISITION, LLC

By: Avatar Properties Inc., its sole member

By:	/s/ Roger A. Cregg
Name: Roger A. Cregg
Title: President

Bonterra Builders Asset Purchase Agreement	Signature Page

The parties have caused Asset Purchase Agreement to be signed as of the date first written above.

COMPANY:

BONTERRA BUILDERS, LLC

By:	/s/ R. Dean Harrell
Name: R. Dean Harrell
Title: CEO and Co-Manager

By:	/s/ Darren L. Sutton
Name: Darren L. Sutton
Title: President and Co-Manager

SELLING MEMBERS:

/s/ R. Dean Harrell
R. Dean Harrell

/s/ Darren L. Sutton
Darren L. Sutton

Bonterra Builders Asset Purchase Agreement	Signature Page